09011878

PHARMOS

2008 Annual Report

About Pharmos Corporation

Pharmos Corporation, (formerly known as Pharmatec, Inc.) a Nevada corporation, was incorporated under the laws of the State of Nevada on December 20, 1982. On October 29, 1992, Pharmatec, the Nevada Corporation, completed a merger with a privately help New York corporation known as Pharmos Corporation. The name of the post-merger Nevada corporation was changed to Pharmos Corporation.

Until recently Pharmos had significant operations in Israel. With the acquisition of Vela Pharmaceuticals that closed in October 2006 the Company has gone through a series of major changes:

- Company has closed all its operations in Israel
- The board and management has changed
- Employee headcount and G&A expenses substantially reduced

Only one compound is in active development. The Company's focus is on the completion of a Phase 2b study with Dextofisopam. Dextofisopam completed a successful Phase 2a trial (N=141, P=0.033) and top line data from Phase 2b trial (fully enrolled at N=324) is expected to be available in
September 2009.

The CB2 Selective Agonist Platform developed in Israel is available for sale or out licensing.

May 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2008

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File No. 0-11550

Pharmos Corporation
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**36-3207413** (IRS Employer Id. No.)

99 Wood Avenue South, Suite 311
Iselin, NJ 08830
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: (732) 452-9556

Securities registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.03 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [X] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act).

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

[ ] Yes [X] No

The aggregate market value of the registrant's Common Stock at June 30, 2008 held by those persons deemed to be non-affiliates was approximately $6,839,116.

As of February 18, 2009, the Registrant had outstanding 26,798,526 shares of its $.03 par value Common Stock.

PART I

This report contains information that may constitute "forward-looking statements." The use of words such as "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. As and when made, we believe that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" and elsewhere in this report and those described from time to time in our future reports filed with the Securities and Exchange Commission.

We do not undertake to discuss matters relating to our ongoing clinical trials or our regulatory strategies beyond those which have already been made public or discussed herein.

Item 1. Business

OVERVIEW OF BUSINESS

Pharmos Corporation (the Company or Pharmos) is a biopharmaceutical company that discovers and develops novel therapeutics to treat a range of diseases of the nervous system, including disorders of the brain-gut axis e.g., Irritable Bowel Syndrome (IBS), with a focus on pain/inflammation, and autoimmune disorders. The Company's most advanced product, dextofisopam, produced a statistically significant greater number of months of adequate relief over placebo in a Phase 2a clinical trial in IBS (n=141, p=0.033). On June 20, 2007 the Company announced patient screening had commenced in its Phase 2b clinical trial of dextofisopam, which was targeted to enroll approximately 480 female patients with diarrhea-predominant or alternating irritable bowel syndrome (d- and a-IBS). IBS is a chronic and sometimes debilitating condition that affects roughly 10%-15% of U.S. adults and is two to three times more prevalent in women than in men. With an absence of safe and effective therapies, dextofisopam's novel non-serotonergic activity holds the potential for a unique and innovative treatment approach to d- and a-IBS.

The Company has recently reevaluated the size of the Phase 2b trial and has concluded that a smaller trial could achieve the original objectives of the Phase 2b Dextofisopam trial. In that the Phase 2b trial is not going to be a registration /pivotal trial, the objectives that must be achieved in order to make a decision to progress into a Phase 3 trial are to: (1) determine the best dose to move into Phase 3, (2) replicate the efficacy observed in the Phase 2a trial, and (3) determine the optimal endpoints for Phase 3. In addition, it is to ensure that the Phase 2b package is saleable and attractive to a pharmaceutical company for further development.

Pharmos' cannabinoid research was geared toward development of selective and specific CB2 receptor agonists. By activating CB2 receptors, CB2 agonists inhibit autoimmune and inflammatory processes, and are likely to be useful for treating pain, autoimmune, inflammatory and degenerative disorders. Although progress has been made, the early stage of this work and resource limitations have resulted in termination of these programs. Pharmos previously announced the closure of operations in Israel and the strategy to sell or out license the technology developed around the cannabinoid research.

On February 11, 2009, Pharmos Corporation and its Israeli subsidiary, Pharmos Ltd., entered into an Asset Purchase Agreement with Reperio Pharmaceuticals Ltd. for the sale of the patent rights and technical know how related to the compound known as PRS-639,058 and certain follow-on molecules. Pharmos had developed these compounds in preclinical testing for neuropathic pain. It is anticipated that the transaction will close on or before June 6, 2009. As a condition to closing, Reperio must obtain the consent of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor to Reperio's assumption of all liabilities and obligations under grant payments that were made to Pharmos in connection with the development of the compounds. At closing, Pharmos will receive $200,000 and ordinary shares of Reperio representing a ten percent pre-money equity ownership, and thereafter will be entitled to certain license and royalty fees in connection with the ongoing development of the compounds.

Pharmos had developed these compounds in preclinical testing for neuropathic pain. The particular patents and know how sold share some of the pharmacological properties with cannabinoids and have a common wide range of beneficial therapeutic indications. In particular, the compounds sold are useful as analgesic, neuroprotective, immunomodulatory and anti-inflammatory agents.

The two companies have executed an Asset Purchase Agreement, which is targeted to close on or before June 6, 2009. As a closing condition, Reperio must reach consent with the Office of the Chief Scientist to clearly define the assumption of potential liabilities for grant payments that were made to Pharmos during the development of the CB2 program.

The sale is consistent with Pharmos' objectives to conserve its cash resources for the development of Dextofisopam, currently enrolling in a Phase 2b US trial. The Company previously announced the closure of its operations in Israel, effective October 31, 2008.

Two of the Company's former scientists will join Reperio and the arrangement allows for further development of these CB2 assets. As part of the agreement Pharmos will be granted an equity ownership in Reperio, and will be entitled to license and royalty fees commensurate with the preclinical development stage of the assets.

For VPI-013, the Company has completed a Phase IIa clinical trial whose data suggested that VPI-013 may be effective in treating hypoactive sexual desire disorder. Further, preclinical data suggested that VPI-013 may be effective in treating neuropathic pain. However, after seeking to out license this compound without success, and due to resource limitations, the license has been returned to Otsuka Pharmaceutical Co.Ltd.

Tianeptine, a potential follow-on product to Dextofisopam, has completed late-preclinical development for the treatment of irritable bowel syndrome (IBS). Tianeptine, a racemic molecule, has been marketed outside the United States since 1988 for the treatment of depression. Preclinical studies support the potential utility of Tianeptine for the treatment of functional gastrointestinal disorders and, in particular, IBS. Pharmos has established patent rights for the use of Tianeptine and its enantiomers for the treatment of IBS and functional dyspepsia. Tianeptine is available for out-licensing.

To date, our principal sources of cash have been public and private financings, the sale of our ophthalmic business, revenues from our ophthalmic product line prior to the sale, research grants and the sale of a portion of our New Jersey State net operating loss carryforwards.

Except for 2001, the Company has experienced operating losses every year since inception in funding the research, development and clinical testing of our drug candidates. The Company had an accumulated deficit of $207 million as of December 31, 2008 and expects to continue to incur losses going forward. Such losses have resulted principally from costs incurred in research and development and from general and administrative expenses. The Company has financed its operations with public and private offerings of securities, advances and other funding pursuant to an earlier marketing agreement with Bausch & Lomb, grants from the Office of the Chief Scientist of Israel, research contracts, the sale of a portion of its New Jersey net operating loss carryforwards, and interest income.

Management believes that the current cash, cash equivalents and short term investments, totaling $4.7 million as of December 31, 2008, will be sufficient to support the Company's currently planned continuing operations through at least March 31, 2009. The above factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is continuing to actively pursue various funding options, including additional equity offerings, strategic corporate alliances, business combinations and the establishment of product related research and development limited partnerships to obtain additional financing to continue the development of its products and bring them to commercial markets.

The Company is not currently in compliance with Nasdaq's continued listing standards.

On September 26, 2007, we received notice from The Nasdaq Stock Market ("Nasdaq") that the minimum bid price of our common stock had fallen below $1.00 for 30 consecutive business days and that we were therefore not in compliance with Nasdaq listing rules. We had until March 24, 2008 (180 calendar days from September 26, 2007) to regain compliance. On March 25, 2008, Pharmos received notice from Nasdaq that, in accordance with Marketplace Rule 4310(c)(8)(D), Pharmos was provided an additional period of 180 calendar days, or until September 22, 2008, to regain compliance. Nasdaq has subsequently suspended enforcement of the minimum bid rule until April 20, 2009.

On November 11, 2008, we received notice from Nasdaq that we are not in compliance with Nasdaq Marketplace Rule 4310(c)(3), which requires us to have a minimum of $2,500,000 in stockholders' equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. We were granted additional time to February 24, 2009 to regain compliance. We have not regained compliance and have the option of requesting an appeal hearing.

No assurance can be given that we will regain compliance with Nasdaq's continued listing standards. If our common stock were to be delisted from Nasdaq, liquidity for our common stock could be significantly decreased which could reduce the trading price and increase the transaction costs of trading shares of our common stock.

STRATEGY

Pharmos is currently developing only one compound, Dextofisopam, which has completed a double-blind, placebo-controlled diarrhea-predominant or alternating IBS Phase 2a study with positive effect on primary efficacy endpoint ($n=141$, $p=0.033$). In this study, Dextofisopam was well-tolerated and demonstrated significant improvement over placebo, suggesting that Dextofisopam has the potential to become a novel firstline treatment for IBS. Pharmos initiated a Phase 2b trial in February 2007 and in June 2007 the Company announced patient screening had commenced. Dextofisopam is the R-enantiomer of racemic tofisopam, a molecule marketed and used safely outside the United States for over three decades for multiple indications including IBS. Unlike the two 5-HT3 or 5-HT4 IBS therapies currently available, both of which have significant safety concerns, Dextofisopam's novel non-serotonergic activity offers a unique and innovative approach to IBS treatment.

Pharmos needs to raise capital to complete the ongoing Phase 2b Dextofisopam trial. Upon successful completion of the Dextofisopam Phase 2b trial, Pharmos intends to seek a pharmaceutical partner to advance the drug candidate into Phase 3 testing.

In research efforts over the past decade, the Company has developed a significant expertise in cannabinoid biology and chemistry, and has generated significant know-how and an intellectual property estate pertaining to multiple areas of cannabinoid biology. With the decision to focus resources on Dextofisopam and with the closure of the Company's operations in Israel effective October 31, 2008, no further development work is being performed on the cannabinoid assets and the focus is to partner or sell these assets. As announced on February 18, 2009 the Company announced that it had entered into an agreement with an Israel company, Reperio Pharmaceuticals Ltd. for the sale of the patent rights and technical know how related to the compound known as PRS-639,058 and some follow on molecules.

The Company continues to seek, sell or license other CB2 assets, including Cannabinor which was the only CB2 asset to enter human clinical trials.

The Company also maintains a commitment to out-license proprietary technologies and products not consistent with our primary corporate focus. Assets involved are Tianeptine to treat IBS or functional dyspepsia.

COMPOUND IN CLINICAL DEVELOPMENT

Pharmos currently has only one compound in clinical development - Dextofisopam. Dextofisopam, a non-serotonergic agent currently being evaluated for the treatment of irritable bowel syndrome (IBS), is the R-enantiomer of racemic tofisopam, a molecule marketed and used safely outside the United States for over three decades for multiple indications including IBS. Dextofisopam represents a novel, first-in-class opportunity with a positive proof-of-concept study in an arena where there are few compounds with unique approaches or positive efficacy results. By structure, Dextofisopam is a member of the homophthalazine class; Dextofisopam binds to specific receptors in areas of the brain affecting autonomic function, including gastrointestinal (GI) function. Unlike the two 5-HT3 or 5-HT4 mediated IBS therapies currently available, both with significant safety concerns, Dextofisopam novel non-serotonergic activity offers a unique and innovative approach to IBS treatment.

A double-blind, placebo-controlled diarrhea-predominant or alternating IBS Phase 2a study has been completed with positive effect on primary efficacy endpoint (n=141, p=0.033). In this study, Dextofisopam was well-tolerated and demonstrated significant improvement over placebo suggesting that Dextofisopam has the potential to become a novel firstline treatment for IBS. The design of a Phase 2b, dose-ranging study was discussed at a 2005 meeting with FDA, and Pharmos initiated a Phase 2b trial in February 2007 and the first patient was screened in June 2007.

An extensive patent estate is in place with Dextofisopam. This consists of an issued composition-of-matter patent, an issued manufacturing patent, and numerous additional pending patent applications in both the United States (including use of Dextofisopam for inflammatory disorders and immunomodulation) in both the United States and foreign counterparts.

Potential pharmaceutical market for Dextofisopam

The development of Dextofisopam for the treatment of Irritable Bowel Syndrome (IBS) is a major goal of Pharmos' development activity. Direct medical costs associated with IBS have been estimated at $8 billion annually in the U.S. It has been estimated that indirect costs for IBS in the U.S. exceed $20 billion. The few recent products introduced in this market have been limited by poor safety profiles.

Irritable Bowel Syndrome: Disease Description and Diagnosis

Irritable bowel syndrome is defined by a constellation of symptoms that includes abdominal pain or discomfort accompanied by diarrhea, constipation, or an alternation between the two. IBS is classified as a functional disorder; it is diagnosed by symptom-based criteria following exclusion of organic diseases that may produce abdominal pain and altered bowel function.

Although the etiology of IBS is not completely understood, five factors have been proposed as playing a role in the development of IBS:

1. Psychosocial factors
    a. impact of stress on motor function of the GI tract
    b. approximately 60% of patients seen at referral centers have psychiatric symptoms.
2. Visceral hypersensitivity - lower threshold for abdominal pain
3. Altered bowel motility - abnormal motility of the small intestine
4. Infection and inflammation
5. Autonomic nervous system dysfunction
    a. studies show that IBS patients have aberrant autonomic nervous system activity
    b. altering autonomic nervous system activity in volunteers produces symptoms of IBS.

This perspective on the pathophysiology of IBS suggests that a drug that improves altered bowel motility, decreases visceral hypersensitivity reduces stress-related impact on GI function, normalizes autonomic dysfunction, and possesses anti-inflammatory properties may provide a superior, broad-spectrum approach to the treatment of IBS. In preclinical studies, dextofisopam exhibits all of these properties.

The diagnostic criteria for IBS have evolved over the years. Today, diagnosis for clinical trials and regulatory purposes is defined by the Rome III Criteria. Diagnosis is based on the patient having a) recurrent abdominal pain or discomfort for at least 6 months, and b) at least two of the following three features on at least 3 days per month over the past 3 months:

1. Improvement with defecation
2. Onset associated with a change in frequency of stool
3. Onset associated with a change in form (appearance) of stool

Based on the clustering of symptoms, IBS patients are usually categorized as either "diarrhea-predominant," "constipation-predominant," or "alternating" (also termed "mixed"). For a diagnosis of IBS, specific "red flag" symptoms are usually excluded. These "red flag" symptoms may indicate the presence of organic disease, such as colon cancer (especially if onset is rapid or occurs over the age of 40), ulcerative colitis (rectal bleeding), or Crohn's disease (weight loss, fever). For the diagnosis of IBS to be made, normal results must have been obtained for blood and stool tests, x-rays, endoscopy, and biopsies.

While not a life-threatening disease, IBS can have a large negative impact on the quality of life of patients. Even mild cases can be life-altering, and severe cases are often debilitating, with the frequency and severity of episodes seriously affecting work, school, and social schedules.

IBS is a leading cause of physician visits, accounting for approximately 3,000,000 visits annually in the U.S., representing 4% of all visits to office-based physicians and 49% of visits to office-based gastroenterologists. The need to eliminate other possible diagnoses (colon cancer, inflammatory bowel disease, other GI diseases) necessitates expensive in-office procedures. As noted earlier, the annual direct medical costs for IBS in the U.S. have been estimated at $8 billion.

Prevalence of IBS

IBS is a very common disorder, with studies indicating prevalence in the range of 6-15% for North America, Europe, and Japan. Based on a prevalence rate of 12.5%, approximately 36 million individuals in the United States meet diagnostic criteria for IBS. Prevalence rates are similar in the major European markets (France, Germany, Italy, Spain, and the United Kingdom). While prevalence rates for other countries are not well established, published studies support the existence and recognition of IBS throughout the world, including China and India.

The prevalence of IBS varies with gender and age. Higher prevalence rates are consistently reported for women than for men (two to three times greater). While IBS is observed in all age groups, including pediatric and geriatric populations, it is more common in the age range of 20 to 60 years for both genders

Current and Recent Therapies

Even with the recent introduction of two new therapies - Lotronex® (alosetron), a 5-HT_3 antagonist, and Zelnorm® (tegaserod), a 5-HT_4 partial agonist - the IBS market is still largely served by older products, with questionable efficacy and poor tolerability. These older products include antispasmodics, laxatives, and antidiarrheal agents. While antispasmodics at high doses may provide relief of specific symptoms, these drugs are poorly tolerated at those doses. The estimated sales of IBS drugs in the U.S. market totaled $353.7 M in 2003.

Lotronex® was introduced into the U.S. IBS market in March 2000, and was withdrawn from the market in November 2000 due to safety issues. Lotronex® was subsequently reintroduced in 2003 with a restricted marketing program (Physician Prescribing Program). The utility of Lotronex® is severely hampered both by its narrow indication (only for women with severe diarrhea-predominant IBS who have failed to respond to conventional therapy) and a major safety issue (the risk of potentially fatal ischemic colitis). Since its reintroduction, Lotronex® has had minimal prescription volume.

Zelnorm® was introduced into the U.S. IBS market in July 2002 for short-term use in women with constipation-predominant IBS. In April 2004, a precautionary statement was added to Zelnorm® labeling regarding post-marketing cases of ischemic colitis and a warning for severe diarrhea. Despite these changes to the package insert, the strong marketing and educational efforts supporting Zelnorm® appeared to have increased awareness and expanded utilization. Zelnorm® achieved U.S. sales of $26 M in 2002, $132 M in 2003, $249 M in 2004, $357 M in 2005, and $488 M in 2006, with 2006 worldwide sales of $561 M. Zelnorm® was approved in 30 countries, though not in major EU markets or in Japan. Zelnorm® was voluntarily withdrawn from the market in March 2007 because of severe side effects.

Market Potential (United States and Rest of World)

The market potential for IBS is very large. IBS is a prevalent disorder for which there are currently no safe and broadly effective treatments. Investment research analysts projected a U.S. market worth $2.5 B by 2009. Market research reports project that the current full worldwide (WW) market potential for IBS therapies could be as high as $15 B (over $6 B in the United States alone). Based on its current clinical profile, dextofisopam may have the potential to capture a significant portion of the IBS market.

COMPOUNDS AVAILABLE FOR LICENSING OR SALE

Pharmos is not currently performing any research or discovery work. The entire focus of the Company is the execution of the ongoing Phase 2b Dextofisopam trial for IBS.

CB2-selective cannabinoids

Pharmos' novel CB2-selective cannabinoids are synthetic compounds which belong to the class of nonclassical cannabinoids. Compounds in this class have been demonstrated to possess immunomodulatory and analgesic activities. Importantly, the CB2-selective cannabinoids display fewer of the undesired psychotropic and cardiovascular side-effects seen with some natural cannabinoids because they bind with high affinity to the peripheral cannabinoid type two (CB2) receptor and with lower affinity to the cannabinoid type one (CB1) receptor, located in the central nervous system. In contrast to CB1 receptors, CB2 receptors are expressed mainly outside of the central nervous system, on immune and inflammatory cells. CB2 activation also inhibits the release of pro-nociceptive peptide from the periphery which may prevent activation of primary afferent neurons. CB2 activation also modulates T-cell activity, skewing the T-helper cell type 1 (Th_1) responses to the T-helper cell type 2 (Th_2) activity. Most autoimmune diseases and models of autoimmunity in which susceptibility is associated with the expression of specific MHC class II allotypes appear to be of the Th_1 type. Thus considerable emphasis has been placed on developing means of altering the course of the autoimmune Th_1 response to become that of a Th_2 response, with the goal of down regulating the autoimmune pathogenesis

Several candidates from Pharmos' CB2-selective cannabinoid library have demonstrated promise in animal models for autoimmune inflammatory disorders, such as multiple sclerosis and inflammatory bowel disease. These compounds have also demonstrated efficacy in animal models of neuropathic, inflammatory and chronic nociceptive pain. In selected preclinical models, these compounds have demonstrated analgesic activity equivalent or better than Gabapentin.

Pharmos' chemical library consists of several chemically distinct classes of cannabinoid compounds. The Company primary focused on development of families of CB2-selective compounds which were cannabinoid receptor agonists that bind preferentially to CB2 receptors. These receptors were found primarily in peripheral neurons and immune cells. The compounds possess advantages such as a simple synthesis, increased potency and improved drugability. Pharmos recognized the potential therapeutic promise of CB2 activation in such diverse disease entities as pain, inflammation, autoimmunity, osteoporosis and atherosclerosis.

Potential pharmaceutical markets for Pharmos' CB2-selective cannabinoids

The development of novel CB2-selective disease-modifying agents (DMA) that combine anti-inflammatory, immunomodulatory and analgesics properties for the treatment of inflammatory/autoimmune diseases is a major goal of Pharmos' research and discovery activity. Inflammation and immunodysregulation play a pivotal role in a majority of chronic and debilitating autoimmune diseases such as rheumatoid arthritis (RA), inflammatory bowel disease (IBD) and multiple sclerosis (MS). Treatment and healthcare costs associated with these diseases have been estimated to exceed $500 billion annually. Recent products introduced in this market have been limited due to lack of efficacy and/or severe side effect profile.

In preclinical models, Pharmos' novel CB2-selective cannabinoids have also demonstrated anti-inflammatory and analgesic properties, suggesting that they may be useful in the treatment of neuropathic pain.

The analgesic market where unmet medical needs remain can be categorized into five major syndromes: cancer pain, back pain, HIV pain, neuropathies, and arthritic/osteoarthritic pain. The incidence and prevalence of the major pain syndromes continues to increase with an estimated patient potential in 2009 of over 368 million. In 2000, the global market for analgesics was about $16 billion. Global analgesic sales increased to more than $22 billion for 2002 and are predicted to increase to $30 billion by 2009. In the US, spending for drugs to treat neuropathic pain is anticipated to exceed $1 billion by 2009. At present, there is no specific or satisfactory analgesic for neuropathic pain. Opioids and NSAIDs are only marginally effective in a minority of patients. Pfizer's Lyrica® (pregabalin) was recently FDA-approved for the treatment of various forms of neuropathic pain. In controlled clinical trials, however, only 35% of patients with neuropathic pain had a 50% reduction in pain score, and the most common side effects of Lyrica® included dizziness, somnolence, dry mouth, peripheral edema, blurred vision, weight gain and difficulty with concentration/attention. Lyrica® is also designated as a controlled substance by the FDA. In the first year after launch, the drug generated $291 million in sales, with an additional $639 million in sales for Neurontin® (gabapentin), a closely-related drug widely used for the treatment of neuropathic pain. Neuropathic pain occurs most commonly in diabetes, cancer, multiple sclerosis, stroke, amyotrophic lateral sclerosis, HIV, trigeminal and post-herpetic neuralgia, and after trauma (traumatic neuralgia, phantom limb surgery). The main symptoms are spontaneous (i.e. not triggered by noxious stimuli), severe shooting pains, hyperalgesia and allodynia (painful sensations evoked by light touch or small changes in temperature that do not normally elicit pain).

These potential markets are extremely attractive for analgesics that can effectively manage pain experienced by patients suffering from any of these syndromes. The properties of our CB2-selective cannabinioids place them in a good position for potential deployment in several of these major pain syndromes.

Cannabinor and other CB2 selective compounds in preclinical development demonstrate significant immunomodulatory activity in autoimmune disease models of multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease. The total global market for autoimmune disease therapeutics reached an estimated $11.3 billion in 2000. This was an increase of 23.6% over an estimated $4.8 billion in 1996. Key market drivers at that time included products such as Celebrex®, Vioxx®, Enbrel®, Avonex®, Betaseron®, Rebif®, and Synthroid®. In 2006, the market is expected to generate estimated revenues of $21.1 billion, reflecting a 15.9% increase from 2000 to 2006. The largest segment by disease area within the global autoimmune disease market was the rheumatoid arthritis market, with 55.9% share in 2000.

More than two million Americans suffer from Rheumatoid arthritis (RA), which causes stiffness, swelling and limitation in the motion and function of multiple joints. RA is a chronic, progressive disease, and if left untreated, patients can become disabled from joint damage caused by the disease, limiting their ability to function. RA is associated with substantial disability and economic losses, and one study showed that one-third of patients in the United Kingdom who were employed became work-disabled within two years of disease onset. Rheumatologic disorders also account for 25 percent of Social Security disability payments in the United States. Radiographic changes occur within two years of disease onset in 50 percent to 70 percent of RA patients. The American College of Rheumatology suggests control of disease progression should start early to limit joint damage in RA. Therapy for patients with RA has improved dramatically over the past 25 years. Current treatments offer most patients good to excellent relief of symptoms and the ability to continue to function at or near normal levels. Since there is no cure for RA, the goal of treatment is to minimize patients' symptoms and disability by introducing appropriate drug therapy early in the course of the disease before permanent damage to the joints has occurred. No one treatment is effective for all patients, and many patients will need to change therapies during the course of their disease. Successful management of RA requires early diagnosis and, at times, aggressive treatment. Non-steroidal anti-inflammatory drugs (most commonly referred to as NSAIDs, such as ibuprofen or naproxen) and/or corticosteroids (such as prednisone) given orally at low doses or via injection into the joints may be used first with the primary aim of quickly reducing joint inflammation. All RA patients with persistent swelling in the joints are candidates for treatment with disease-modifying anti-rheumatic drugs (called DMARDs for short) that are typically used in conjunction with NSAIDs and/or low dose corticosteroids. The DMARD class of drugs has greatly improved the symptoms and function as well as the quality of life for the vast majority of patients with RA. DMARDs include: methotrexate (Rheumatrex® and Folex®), hydroxychloroquine (Plaquenil®), sulfasalazine (Azulfidine®), gold given orally (Auranofin®) or intramuscularly (Myochrisine®), minocycline (Minocin®, Dynacin® and Vectrin®), azothiaprine (Imuran®), cyclosporine (Sandimmune® and Neoral®), leflunomide (Arava®). The benefits from these medications may take weeks or months to be apparent. Because they are associated with toxic side effects, frequent monitoring of blood tests while on these medications is imperative. Another class of medications, referred to as biologic disease response modifiers or "biologic agents" can specifically target parts of the immune system that lead to joint and tissue damage in RA. FDA approved treatments include agents etanercept (Enbrel®), infliximab (Remicade®), adalimumab (Humira®), and anakinra (Kineret®). These drugs are associated with variable degrees of immune suppression, and long-term use of anti-TNF-alpha agents can lead to the development of autoantibodies. Anti-idiotype antibodies may develop against the Fab portion of monoclonal antibodies. Antinuclear antibodies and, less commonly, anti-double-stranded DNA antibodies have been noted with anti-TNF-alpha therapy, but clinical lupus is rare. Demyelinating diseases such as multiple sclerosis may also occur. With their unique mechanism of immunomodulation, CB-2 agonists such as cannabinor could be viable therapeutic candidates for study in patients with RA.

Multiple sclerosis is a chronic and disabling disease, with healthcare costs disproportionate to the numbers affected. In the US alone, costs are estimated to exceed $10 billion per year. Estimates suggest that about 2.5 million people worldwide have MS, an inflammatory disease of the nervous system characterized by recurrent relapses followed by periods of remission. After trauma, it is the second most common neurological disability to affect young and middle-aged adults. It affects twice as many women as men, with the relapsing forms of MS the most common. Patients with MS display a range of symptoms which arise from demyelination in the central nervous system, including the brain, spinal cord and optic nerves. While symptoms vary between patients, they commonly include blurred vision, slurred speech, numbness or tingling in the limbs and problems with balance and coordination, due to the loss of control over vital functions such as seeing, walking and talking.

Despite recent advances in treatment, there remains a need for more efficacious drugs for MS and especially for primary progressive MS, the most aggressive form of the disease. Tysabri® (natalizumab) was recently introduced by Biogen-Idec as a potential advance in the treatment of MS; however, cases of a neurological disease called progressive multifocal leukoencephalopathy (PML) were reported in users of natalizumab. The disease is most likely caused by a virus, and is associated with being immunocompromised. The drug was withdrawn from the market. Prior to market withdrawal, estimates of sales of up to $3 billion were projected. Tysabri® has subsequently re-entered into the market, but is only available through a special distribution program.

The introduction of the first generation of disease-modifying drugs, which include interferon beta-1a and 1b as well as glatiramer acetate, represented an important advance in the treatment of MS when introduced into clinical practice. Approved for the treatment of relapsing forms of MS, they reduce the frequency and severity of exacerbations as well as the number of lesions seen on magnetic resonance imaging (MRI). However, while these agents have an immunomodulatory effect that alters the course of the disease they do not reverse the neurological damage that occurs in MS. Currently, no marketed treatments for MS can produce remyelination and so treatment aims to:

- Reduce relapse rates
- Prevent fixed disability directly associated to relapse
- Provide symptomatic management of fixed neurological deficits

On February 18, 2009, the Company announced that it has entered into an agreement with an Israel based company, Reperio Pharmaceuticals Ltd. (Reperio) for the sale of the patent rights and technical know how related to the compound known as PRS-639,058 and some follow on molecules.

NanoEmulsion Drug Delivery System

Topical application of drugs directly to pathological sites offers potential advantages over systemic delivery by producing high drug concentration in the affected tissue while avoiding unwanted side-effects due to high systemic drug levels. Topical preparations of NSAIDs are commonly used as analgesics and anti-inflammatory agents to treat various disorders such as arthropathies and myalgias. Many topical formulations employ chemical penetration enhancers to improve dermal penetration of drugs. Chemical enhancers, which are usually organic solvents, may cause skin irritation and sensitization. Pharmos invented and owns a family of patents covering novel NanoEmulsion formulations as vehicles for lipophilic drugs. NanoEmulsions are solvent-free, injection-free topical vehicles based on drug entrapment in oil-in-water nanoemulsion droplets. Such vehicles allow for high loading of water-insoluble drugs and offer enhanced skin penetration over competing technologies. A topical application of the nanotechnology has already demonstrated excellent targeted delivery of lipophilic drugs to muscle and joints in animal models, and has undergone two Phase I testing in humans, demonstrating excellent local safety and tolerability with low systemic exposure. Pharmos has formulated several NSAIDs into this platform technology and initiated a Phase IIa clinical study in 2007 in Osteoarthritis patients. This platform technology also offers the potential for topical delivery of a wide variety of water-insoluble compounds in addition to NSAIDs, and the possibility of incorporating other drug candidates into the delivery system continue to be evaluated, either for internal development or for out-licensing.

On November 18, 2008, Pharmos Corporation announced results from its Phase 2a clinical trial of its topical NanoEmulsion (NE) drug delivery technology formulated with 3% Diclofenac Diethanolamine.

The multi-center, randomized, double-blinded, placebo-controlled study evaluated the safety and efficacy of the Company's 3% Diclofenac Diethanolamine NanoEmulsion cream in 104 patients with chronic pain due to osteoarthritis of the knee. Patients applied the topical cream three times daily for 28 days.

The study did not achieve statistical significance in its primary efficacy endpoint, nor in several secondary endpoints. The effect witnessed did measure up to other topical NSAID (non-steroidal anti-inflammatory drug) products already approved or currently in development in the US.

This study confirmed the safety of the 3% NanoEmulsion Diclofenac Diethanolamine cream previously demonstrated in the Phase I study. The majority of the reported AE's were defined as mild in severity and most of them were regarded by the investigators as not drug related. No Serious AE's were reported and the effect of the NanoEmulsion cream on the skin was minimal.

Pharmos decided to discontinue its topical NanoEmulsion drug delivery program.

COMPETITION

The pharmaceutical industry is highly competitive. Pharmos competes with a number of pharmaceutical companies that have financial, technical and marketing resources that are significantly greater than those of Pharmos. Some companies with established positions in the pharmaceutical industry may be better equipped than Pharmos to develop, market and distribute products in the global markets that Pharmos is seeking to enter. A significant amount of pharmaceutical research is also being carried out at universities and other not-for-profit research organizations. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology they have developed. They may also market competitive commercial products on their own or through joint ventures and will compete with Pharmos in recruiting highly qualified scientific personnel. Further, these institutions will compete with Pharmos in recruiting qualified patients for enrollment in their trials.

Pharmos is pursuing areas of product development in which there is a potential for extensive technological innovation. Pharmos' competitors may succeed in developing products that are more effective than those of Pharmos. Rapid technological change or developments by others may result in Pharmos' potential products becoming obsolete or non-competitive.

We know of a number of programs in various stages that compete in the area of IBS.

Dextofisopam is currently targeted for the treatment of diarrhea-predominant IBS and/or alternating-type IBS. To the best of our knowledge, there are no competing compounds in development specifically for the treatment of alternating-type IBS. Several compounds are reported to be in development for the potential treatment of diarrhea-predominant IBS. These include DDP-225, a mixed 5-HT_3 antagonist/norepinephrine reuptake blocker, reportedly in Phase 2 (Dynogen); rifaximin, an antibiotic marketed for the treatment of traveler's diarrhea (Salix) in Phase 3; arverapamil, a compound with 5-HT_3 antagonist and calcium channel blocking properties, reportedly in Phase 3 (AGI); TRN-002, a chloride channel blocker reportedly in Phase 2 (Trine); and LX1031, reportedly in Phase 1 (Lexicon Genetics). Several other compounds are reported to be in development for the treatment of IBS. However, it is not clear if these compounds are intended for a specific type of IBS, e.g., diarrhea-predominant, constipation-predominant, or alternating-type IBS. Such compounds include a glucagon-like peptide-1 agonist (Gastrotech) and asimadoline, a kappa opiate agonist (Tioga), both reportedly in Phase 2. Several other compounds are reported to be in development for the treatment of constipation-predominant IBS. While such compounds may not directly compete with dextofisopam, it is possible that they may eventually be developed for diarrhea-predominant or alternating-type IBS, or that dextofisopam may eventually be developed for constipation-predominant IBS. Such compounds include DDP-733, a 5-HT_3 partial agonist reportedly in Phase 2 (Dynogen) and MD-1100, a guanylate cyclase C agonist reportedly in Phase 2 (Microbia).

Collaborative Relationships

Depending on the availability of financial, marketing and scientific resources, among other factors, Pharmos may license its technology or products to others and retain profit sharing, royalty, manufacturing, co-marketing, co-promotion or similar rights. Any such arrangements could limit Pharmos' flexibility in pursuing alternatives for the commercialization of its products. Due to the often unpredictable nature of the collaborative process, Pharmos cannot be certain that it will be able to establish any additional collaborative arrangements or that, if established, any of these relationships will be successful.

Patents and Proprietary Rights

Proprietary protection generally has been important in the pharmaceutical industry, and the commercial success of products incorporating Pharmos' technologies may depend, in part, upon the ability to obtain strong patent protection.

Pharmos generally maintains, at its expense, U.S. and foreign patent rights with respect to both the licensed technology and its own technology and files and/or prosecutes the relevant patent applications in the U.S. and foreign countries. Pharmos also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop its competitive position. Pharmos' policy is to protect its technology by, among other things, filing, or requiring the applicable licensor to file, patent applications for technology that it considers important to the development of its business. Pharmos intends to file additional patent applications, when appropriate, relating to its technology, improvments to its technology and to specific products it develops.

The patent positions of pharmaceutical firms, including Pharmos, are uncertain and involve complex factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before or after the patent is issued. Consequently, Pharmos does not know whether any of the pending patent applications underlying the licensed technology will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the U.S. and elsewhere publish only 18 months after priority date, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, Pharmos cannot be certain that it or its licensors, as the case may be, were the first creators of inventions covered by pending and issued patents or that it or its licensors, as the case may be, were the first to file patent applications for such inventions. Moreover, it may be necessary for Pharmos to participate in interference proceedings declared by the U.S. Patent and Trademark Office in order to determine priority of invention. Involvement in these proceedings could result in substantial cost to Pharmos, even if the eventual outcomes are favorable to Pharmos. Because the results of the judicial process are often uncertain, we cannot be certain that a court of competent jurisdiction will uphold the patents, if issued, relating to the licensed technology, or that a competitor's product will be found to infringe those patents.

Other pharmaceutical and drug delivery companies and research and academic institutions may have filed patent applications or received patents in Pharmos' fields. If patents are issued to other companies that contain competitive or conflicting claims and those claims are ultimately determined to be valid, it is possible that Pharmos would not be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.

Pharmos also relies upon trade secret protection for its confidential and proprietary information. It is always possible that others will independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Pharmos' trade secrets.

It is Pharmos' policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting or advisory relationships with Pharmos. These agreements generally provide that all confidential information developed or made known to the individual during the course of the individual's relationship with Pharmos is to be kept confidential and not disclosed to third parties except in specific circumstances. Further, these agreements provide for the maintenance of confidentiality following the termination of the individual's relationship with Pharmos. In the case of employees and certain consultants, the agreements provide that all inventions conceived by the individual in the course of their employment or consulting relationship shall be the exclusive property of Pharmos. Due to the vital nature of trade secrets and the often uncertain results of the judicial process, we cannot be sure, however, that these agreements will provide meaningful protection or adequate remedies for Pharmos' trade secrets in the event of unauthorized use or disclosure of such information. Pharmos' patents and licenses underlying its potential products described herein are summarized below.

Additional Pharmos assets include dextofisopam (previously known as R-tofisopam) and tianeptine for the treatment of irritable bowel syndrome.

Dextofisopam to Treat IBS. Irritable bowel syndrome, or IBS, is a chronic, recurring condition with symptoms that affect up to 15% of American adults, more often women than men. IBS is characterized by multiple symptoms that include bowel dysmotility—diarrhea, constipation, or alternating diarrhea and constipation—and abdominal discomfort. Studies have shown that diarrhea-predominant IBS appears to be the most common subtype. For patients with diarrhea-predominant and alternating-type IBS, there are no recently approved treatments for any but the most severely affected women, and none for men.

Dextofisopam is a novel non-serotonergic agent in development for the treatment of IBS. Dextofisopam is the R-enantiomer of racemic tofisopam. Pharmos holds an issued composition-of-matter patent in the United States on dextofisopam which expires in 2019. Pharmos owns certain counterpart foreign patents and patent applications, as well. Pharmos has filed additional patent applications for the treatment of IBS in the United States, and abroad.

Tianeptine to Treat IBS or Functional Dyspepsia. Tianeptine is a racemic molecule marketed and used outside the United States for the treatment of depression. Pharmos' patent protection for tianeptine consists of a United States method-of-use patent covering tianeptine and its two enantiomers for the treatment of IBS and non-ulcer dyspepsia. This patent expires in 2024. Additional foreign patents related to this United States patent are pending.

Government Regulation

FDA and Comparable Authorities in Other Countries

Regulation by governmental authorities in the U.S. and other countries is a significant factor in our ongoing research and development activities and in the production and marketing of our products. Pharmaceutical products intended for therapeutic use in humans are governed in the U.S. by the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 321 *et seq.*) and by FDA regulations and by comparable agency regulations in other countries. Specifically, in order to undertake clinical tests, and to produce and market products for human therapeutic or diagnostic use, mandatory procedures and safety standards established by the FDA and Department of Health and Human Services in the U.S. and comparable agencies in other countries must be implemented and followed. These standards include protection of human research subjects.

The following is an overview of the steps that must be followed before a drug product may be marketed lawfully in the U.S.:

(i) Preclinical studies including pharmacology, laboratory evaluation and animal studies to test for initial safety and efficacy;

(ii) Submission to the FDA of an Investigational New Drug (IND) Application, which must become effective before human clinical trials may commence;

(iii) Adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug in its intended application;

(iv) Submission to the FDA of a New Drug Application (NDA), which application is not automatically accepted by the FDA for consideration; and

(v) FDA approval of the New Drug Application prior to any commercial sale or shipment of the drug.

In addition to obtaining FDA approval for each product, each drug-manufacturing establishment must be registered or licensed by the FDA for each product sold within the US that is manufactured at that facility. Manufacturing establishments are subject to inspections by the FDA and by other national and local agencies and must comply with current Good Manufacturing Practices (cGMPs) requirements that are applicable to the manufacture of pharmaceutical drug products and their components.

Preclinical studies include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulation. The results of the preclinical studies are submitted to the FDA as part of an IND, and unless the FDA objects, the application will become effective 30 days following its receipt by the FDA. If the potential of addiction is found in the animal tests, then additional regulatory requirements may be imposed by the FDA and DEA.

Clinical trials involve the administration of the drug to healthy volunteers as well as to patients under the supervision of a qualified "principal investigator," who is a medical doctor. Clinical trials in humans are necessary because effectiveness in humans may not always be gleaned from findings of effectiveness in animals. They are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA as part of the application. Each clinical study is approved and monitored by an independent Institutional Review Board (IRB) (Ethics Committee) at each clinical site. The IRB must consider, among other things, the process of obtaining the informed consents of each study subject, the safety of human subjects, the possible liability of the institution conducting a clinical study, as well as various ethical factors.

Clinical trials typically are conducted in three sequential phases, although the phases may overlap. In Phase I, the initial introduction of the drug to humans, the drug is tested in a small group of healthy volunteers for safety and clinical pharmacology such as metabolism and tolerance. Phase I trials may also yield preliminary information about the product's effectiveness and dosage levels. Phase II involves detailed evaluation of safety and efficacy of the drug in patients with the disease or condition being studied. It also involves a determination of optimal dosage and identification of possible side effects in a larger patient group. Phase III trials consist of larger scale evaluation of safety and efficacy and usually require greater patient numbers and multiple clinical trial sites, depending on the clinical indications for which marketing approval is sought.

The process of completing clinical testing and obtaining FDA approval for a new product is likely to take a number of years and requires the expenditure of substantial resources. The FDA may grant an unconditional approval of a drug for a particular indication or may grant approval conditioned on further post-marketing testing. The FDA also may conclude that the submission is not adequate to support an approval and may require further clinical and preclinical testing, re-submission of the New Drug Application, and further review. Even after initial FDA approval has been obtained, further studies may be required to provide additional data on safety or to gain approval for the use of a product for clinical indications other than those for which the product was approved initially. This could delay the NDA approval process.

The 1962 amendments to the Federal Food, Drug and Cosmetic Act required for the first time that drug effectiveness be proven by adequate and well-controlled clinical trials. The FDA interpretation of that requirement is that at least two such trials are necessary to demonstrate effectiveness for approval of an NDA. This interpretation is based on the scientific need for independent substantiation of study results. However, Section 115 of FDAMA revised Section 505 of the Act to read, in pertinent part that "based on relevant science, data from one adequate and well-controlled clinical investigation and confirmatory evidence ... are sufficient to establish effectiveness." The FDA has not issued comprehensive standards of testing conditions for pivotal trials. The FDA maintains a preference for at least two adequate and well-controlled clinical trials. Cannabinor and dexanabinol have been shown to be devoid of psychotropic properties, and Pharmos believes that the potential of addictive properties is remote. However, because cannabinor and dexanabinol are cannabinoids, the Company will conduct a test to specifically evaluate any addictive potential. If the test shows the possibility of addiction, additional regulatory requirements would have to be met which could delay the NDA approval process.

Pharmos' products will be subject to foreign regulatory approval before they may be marketed abroad. Marketing beyond the US is subject to regulatory requirements that vary widely from country to country. In the European Union, the general trend has been towards coordination of the common standards for clinical testing of new drugs. Centralized approval in the European Union is coordinated through the European Medicines Evaluation Agency (EMEA). The time required to obtain regulatory approval from comparable regulatory agencies in each country may be longer or shorter than that required for FDA or EMEA approval. Further, in certain markets, reimbursement may be subject to governmentally mandated prices."

Corporate History

Pharmos Corporation, (formerly known as Pharmatec, Inc.) a Nevada corporation, was incorporated under the laws of the State of Nevada on December 20, 1982. On October 29, 1992, Pharmatec, the Nevada Corporation, completed a merger with a privately held New York corporation known as Pharmos Corporation founded by Dr. Haim Aviv (the name of the post-merger Nevada corporation was changed to Pharmos Corporation).

Human Resources

As of December 31, 2008, Pharmos had 4 full-time and 1 part-time employees in the U.S. During the year the Company closed it operations in Israel resulting in the termination of 11 employees. Additionally, the Company terminated 3 employees in the U.S.

Pharmos' employees are not covered by a collective bargaining agreement. To date, Pharmos has not experienced employment-related work stoppages and considers its employee relations to be excellent.

Public Funding and Grants

Pharmos' subsidiary, Pharmos Ltd., has received certain funding from the Chief Scientist of the Israel Ministry of Industry and Trade (the Chief Scientist) for: (1) research and development of dexanabinol; (2) SubMicron Emulsion technology for injection and nutrition; (3) research relating to pilocarpine, dexamethasone and ophthalmic formulations for dry eyes; (4) research and development of CB2, including cannabinor. As of December 31, 2008, the total amounts received under such grants amounted to $17,897,830. Under the terms of the grant agreements, aggregate future royalty payments related to sales of products developed, if any, as a result of the grants are limited to $16,408,890 based on grants received through December 31, 2008. Pharmos will be required to pay royalties to the Chief Scientist ranging from 3% to 5% of product sales, if any, as a result of the research activities conducted with such funds. Aggregate royalty payments per product are limited to the amount of funding received to develop that product and interest. Additionally, funding by the Chief Scientist places certain legal restrictions on the transfer of know-how and the manufacture of resulting products outside of Israel. With the closure of the Israel location, the Company will not be eligible for further OCS grants and received none in 2008.

During 2004, the Company signed an agreement with Consortium Magnet to develop a supply of water-soluble products of lipophilic compounds that improve their bioavailability and biopharmaceutical properties. Under such agreement the Company is entitled to a non-refundable grant amounting to approximately 60% of actual research and development and equipment expenditures on approved projects. No royalty obligations are required within the framework. As of December 31, 2006, the Company received grants totaling $546,609 from this program which was completed and closed.

Availability of SEC Filings

All reports filed by the Company with the SEC are available free of charge via EDGAR through the SEC website at www.sec.gov. In addition, the public may read and copy materials filed by the Company with the SEC at the SEC's public reference room located at 100 F Street NE, Washington, D.C., 20549. The company also provides copies of its Forms 8-K, 10-K, 10-Q, Proxy and Annual Report at no charge available through its website at http://investors.pharmoscorp.com/sec.cfm as soon as reasonably practicable after filing electronically such material with the SEC. Copies are also available, without charge, from Pharmos Corporation, 99 Wood Avenue South, Suite 311, Iselin, NJ, 08830.

Item 1A. Risk Factors

Our ability to operate as a going concern is dependent upon raising adequate financing.

Management believes that the current cash, cash equivalents and short term investments, totaling $4.7 million as of December 31, 2008, will be sufficient to support our currently planned continuing operations through at least March 31, 2009. The above factors raise substantial doubt about our ability to continue as a going concern. We are actively pursuing various funding options, including equity offerings, equity-like financing, strategic corporate alliances, business combinations and the establishment of product related research and development limited partnerships, to obtain additional financing to continue the development of our products and bring them to commercial markets. We are actively seeking to raise capital and/or sell non-core assets. There can be no assurance that we will be successful in our efforts to raise additional capital. Should we be unable to raise adequate financing or generate revenue in the future, our operations will need to be scaled back or discontinued.

We are not in compliance with Nasdaq's continued listing standards.

On September 26, 2007, we received notice from The Nasdaq Stock Market ("Nasdaq") that the minimum bid price of our common stock had fallen below $1.00 for 30 consecutive business days and that we were therefore not in compliance with Nasdaq listing rules. We had until March 24, 2008 (180 calendar days from September 26, 2007) to regain compliance. On March 25, 2008, Pharmos received notice from Nasdaq that, in accordance with Marketplace Rule 4310(c)(8)(D), Pharmos was provided an additional period of 180 calendar days, or until September 22, 2008, to regain compliance.

On September 23, 2008, we were notified by Nasdaq that we had failed to regain compliance with Marketplace Rule 4310. We requested a hearing on the matter. Subsequent to the hearing request, we received notice from Nasdaq that the minimum bid price and market value of publicly held shares requirements were suspended through January 16, 2009 which has been again extended to April 20, 2009.

On November 11, 2008, we received notice from Nasdaq that we were not in compliance with Nasdaq Marketplace Rule 4310(c)(3), which requires us to have a minimum of $2,500,000 in stockholders' equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. At December 31, 2008, our stockholders' equity was $341,219, the market value of our listed securities was $2,096,823, and we have had net losses from its continuing operations for the three most recently completed fiscal years. We were granted additional time to February 24, 2009 to regain compliance. We have not regained compliance and have the option of requesting an appeal hearing.

Nasdaq rules regarding the composition of an audit committee require three independent directors. With the resignation of Lloyd Miller on August 5, 2008, the committee is currently composed of two members with Dr. Evnin being designated a financial expert. The Company plans to increase the size of the board and board committees upon the successful completion of a financing.

Under these circumstances, Nasdaq is reviewing our eligibility for continued listing on the Nasdaq Capital Market. In order to facilitate this review, we provided to Nasdaq, our specific plan to achieve and sustain compliance with all of the Nasdaq continued listing requirements, including the time frame for completion of the plan. Regaining compliance is contingent upon completion of a financing.

No assurance can be given that we will regain compliance with Nasdaq's continued listing standards. If our common stock were to be delisted from Nasdaq, liquidity for our common stock could be significantly decreased which could reduce the trading price and increase the transaction costs of trading shares of our common stock.

We have certain obligations to indemnify our officers and directors.

We have certain obligations to indemnify our officers and directors and to advance expenses to such officers and directors. Although we have purchased liability insurance for our directors and officers, if our insurance carriers should deny coverage, or if the indemnification costs exceed the insurance coverage, we may be forced to bear some or all of these indemnification costs directly, which could be substantial and may have an adverse effect on our business, financial condition, results of operations and cash flows. If the cost of our liability insurance increases significantly, or if this insurance becomes unavailable, we may not be able to maintain or increase our levels of insurance coverage for our directors and officers, which could make it difficult to attract or retain qualified directors and officers.

We are at an early stage of development.

We are at an early stage of development. Our sole product candidate, dextofisopam, has completed Phase 2a testing for irritable bowel syndrome ("IBS"), and patient screening commenced for a Phase 2b study of dextofisopam for the treatment of IBS in June 2007. The success of the Company is now binary, in that if the Phase 2b results are not positive, the Company has no other products in development. Additionally, the Company needs to raise further capital to complete the current Phase 2b Dextofisopam trial.

We have a history of operating losses and expect to sustain losses in the future.

We have experienced significant operating losses since our inception. As of December 31, 2008, we had an accumulated deficit of approximately $207 million. We expect to incur operating losses over the next several years as our research and development efforts and preclinical and clinical testing activities continue. Our ability to generate revenues and achieve profitability depends in part upon our ability, alone or with others, to successfully complete development of our proposed products, to obtain required regulatory approvals and to manufacture and market our products.

Our product candidates may not successfully complete clinical trials required for commercialization, and as a result our business may never achieve profitability.

To obtain regulatory approvals needed for the sale of our drug candidates, we must demonstrate through testing and clinical trials that each drug candidate is both safe and effective for the human population that it was intended to treat. In general, two successful Phase III clinical trials are required. The clinical trial process is complex and the regulatory environment varies widely from country to country. Positive results from testing and early clinical trials do not ensure positive results in the Phase III human clinical trials. Many companies in our industry have suffered significant setbacks in Phase III, potentially pivotal clinical trials, even after promising results in earlier trials. The results from our trials, if any, may show that our drug candidates produce undesirable side effects in humans or that our drug candidates are not safe or effective or not safe or effective enough to compete in the marketplace. Such results could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a drug candidate. Moreover, we, the FDA, or foreign regulatory authorities may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks or that our drug candidates are not safe or effective enough. Clinical trials are lengthy and expensive. They require adequate supplies of drug substance and sufficient patient enrollment. Patient enrollment is a function of many factors, including:

- the size of the patient population,
- the nature of the protocol (i.e., how the drug is given, and the size and frequency of the dose and use of placebo control),
- the proximity of patients to clinical sites, and
- the eligibility criteria for the clinical trial (i.e., age group, level of symptoms, concomitant diseases or medications etc.).

Delays in patient enrollment or negative trial outcomes can result in increased costs and longer development times. Even if we successfully complete clinical trials, we may not be able to file any required regulatory submissions in a timely manner and we may not receive regulatory approval for the particular drug candidate that was tested.

In addition, if the FDA or foreign regulatory authorities require additional clinical trials, we could face increased costs and significant development delays. Changes in regulatory policy or additional regulations adopted during product development and regulatory review of information we submit could also result in delays or rejections.

Our clinical trials depend on third party investigators who are outside our control.

We depend upon the personnel of third party independent investigators to conduct our clinical trials. Such personnel are not our employees, and we cannot control the amount of time or resources that they devote to our programs. They may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If such third-party personnel fail to devote sufficient time and resources to our clinical trials, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. Such third-party investigators may also have relationships with other commercial entities that compete with us. If they assist our competitors at our expense, our competitive position would be harmed.

We face extensive governmental regulation and any failure to adequately comply could prevent or delay product approval or cause the disallowance of our products after approval.

The FDA and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing procedures, and other costly and time consuming compliance procedures. These requirements make it difficult to estimate when any of our products in development will be available commercially, if at all. In addition, the FDA or other comparable agencies in foreign countries may impose additional requirements in the future that could further delay or even stop the commercialization of our products in development.

Our proprietary compounds in development require substantial clinical trials and FDA review as new drugs. Even if we successfully enroll patients in our clinical trials, patients may not respond to our potential drug products. We think it is prudent to expect setbacks and possible product failures. Failure to comply with the regulations applicable to such testing may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, or any comparable regulatory agency in another country, may suspend clinical trials at any time if it concludes that the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived there from may be unsuitable for submission to the FDA or other regulatory agencies.

We cannot predict with certainty when we might submit any of our proposed products currently under development for regulatory review. Once we submit a proposed product for review, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain such approvals, our business may be damaged due to the resulting inability to generate revenues from the sale of such product. If we fail to comply with regulatory requirements, either prior to approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

- injunctions;
- criminal prosecution;

- refusals to approve new products and withdrawal of existing approvals; and
- enhanced exposure to product liabilities.

Our strategy for the development, clinical testing, manufacture, marketing and commercialization of our products includes the use of collaborations with corporate partners, licensors, licensees and others.

Due to the often unpredictable nature of the collaboration process, we cannot be sure that any present or future collaborative agreements will be successful. To the extent we choose not to or are not able to establish such arrangements, we would experience increased capital requirements. In addition, we may encounter significant delays in introducing our products currently under development into certain markets or find that the development, manufacture, or sale of those products is hindered by the absence of collaborative agreements due to the relatively small size of our company as compared with that of some of our potential competitors.

The value of our research could diminish if we cannot protect or enforce our intellectual property rights adequately.

We actively pursue both domestic and foreign patent protection for our proprietary products and technologies. We have filed for patent protection for our technologies in all markets we believe to be important for the development and commercialization of our drug products; however, our patents may not protect us against our competitors. We may have to file suit to protect our patents or to defend our use of our patents against infringement claims brought by others. Because we have limited cash resources, we may not be able to afford to pursue or defend against litigation in order to protect our patent rights. As a result, while we currently have no specific concerns about gaps in our intellectual property portfolio, we recognize that for companies like ours, where intellectual property constitutes a key asset, there is always a risk that a third party could assert a patent infringement claim or commence a patent interference action. Defending against any such claims or actions could be very costly to us, even if they were without merit.

We also rely on trade secret protection for our unpatented proprietary technology. However, trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees and consultants, these agreements may not successfully protect our trade secrets or other proprietary information.

We face large competitors and our limited financial and research resources may limit our ability to develop and market new products.

The pharmaceutical industry is highly competitive. We compete with a number of pharmaceutical companies that have financial, technical and marketing resources that are significantly greater than ours. Some companies with established positions in the pharmaceutical industry may be better equipped than we are to develop, market and distribute products in the global markets we seek to enter. A significant amount of pharmaceutical research is also being carried out at universities and other not-for-profit research organizations. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology they have developed. They may also market competitive commercial products on their own or through joint ventures and may compete with us in recruiting highly qualified scientific personnel. Further, these institutions may compete with us in recruiting qualified patients for enrollment in their trials.

We are pursuing areas of product development in which there is a potential for extensive technological innovation. Our competitors may succeed in developing products that are more effective than those we develop. Rapid technological change or developments by others may result in our potential products becoming obsolete or non-competitive.

We lack manufacturing capability.

Other than for the production of clinical trial material, we currently do not have manufacturing facilities. Should any of our products receive approval for marketing, we would likely need to find third party manufacturers to assist in their production. If we should be unable to find such manufacturers with which to work on commercially reasonable terms, it could delay or restrict any potential revenues from such products.

We use hazardous materials in our research.

As with most other pharmaceutical companies, our research and development involves the controlled use of hazardous materials. Our laboratories store and/or produce carbon monoxide, nitric acid and ammonia. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply in all material respects with the standards prescribed by government regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any resulting damages which may or may not be covered by insurance.

We have certain anti-takeover provisions and are also subject to certain Nevada anti-takeover provisions that may make it difficult for a third party to acquire us or for stockholders to replace or remove current management.

We have adopted a stockholder rights plan that imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our board. In addition, our by-laws provide for the division of our board into three classes serving staggered terms and our charter documents authorize our board to issue up to 1,250,000 shares of preferred stock. Moreover, certain provisions of the Nevada General Corporation Law that limit our ability to enter into "business combinations" with certain "interested shareholders" and limit the voting rights of those stockholders who obtain "control shares" may also act to inhibit a hostile acquisition of our company. All of these provisions described above are likely to discourage potential acquisition proposals and delay or prevent a transaction resulting in a change in control.

In addition, the existence of these provisions could prevent or frustrate stockholder attempts to replace or remove current management, who serve at the pleasure of our board. Since the "staggered" board provisions of our by-laws, as well as other by-law provisions limiting the ability of our stockholders to call special meetings, make it difficult to replace the majority of our board at once, stockholder efforts to change the direction of our company, in the event of their dissatisfaction with the board's or management's performance, could be hindered.

The price of our Common Stock may experience volatility.

The trading price of our Common Stock could be subject to wide fluctuations in response to variations in our quarterly operating results, the failure of trial results, the failure to bring products to market, conditions in the industry, and the outlook for the industry as a whole or general market or economic conditions. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could have a material adverse effect on the market price for our securities.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Pharmos is headquartered in Iselin, New Jersey, where it leases its executive offices from which the Company is managed. The New Jersey lease expires in December 2009.

In the opinion of management, the New Jersey facilities are sufficient to meet the current and anticipated future requirements of Pharmos. In addition, management believes that it has sufficient ability to renew its present New Jersey lease or obtain suitable replacement facilities. A portion of the New Jersey offices are subleased; the net monthly lease obligations and approximate square footage are $3,122 and 1,441 square feet, respectively.

Previously, Pharmos also leased facilities used in the operation of its research, development and administrative activities in Rehovot, Israel. The Rehovot lease was terminated effective January 31, 2009 through the exercise of an early termination clause in the lease. However, the landlord has contested that proper notice was given and the matter is scheduled to be settled in court. If unsuccessful the lease obligations continue to January 31, 2011 aggregating $350,121. No provision has been included in the financial statements in respect to this matter.

Item 3. Legal Proceedings

None

Item 4. Submission of Matters to a Vote of Security Holders

At the Pharmos Annual Meeting of Stockholders held on December 30, 2008, our stockholders elected the following persons as Directors to serve until the 2009 annual meeting of stockholders and until their successors are duly elected and qualified: Srinivas Akkaraju, Anthony B. Evnin, Robert F. Johnston and Charles W. Newhall, III. The results of the voting were as follows:

	VOTES FOR	VOTES WITHHELD
Srinivas Akkaraju	15,028,135	1,962,253
Anthony B. Evnin	15,047,846	1,942,542
Robert F. Johnston	15,103,590	1,886,798
Charles W. Newhall, III	15,084,201	1,906,187

Also at the Annual Meeting, the stockholders ratified the Board's selection of PricewaterhouseCoopers LLP as Pharmos' independent registered public accounting firm for the fiscal year ended December 31, 2008, with 15,429,399 votes for ratification, 1,063,607 votes against ratification and 497,382 abstentions.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock is traded on the Nasdaq Capital Market under the symbol "PARS." The following table sets forth the range of high and low sales prices per share for the Common Stock as reported on Nasdaq during the periods indicated.

Year ended December 31, 2008	HIGH	LOW
4th Quarter	$ .20	$ .08
3rd Quarter	.39	.16
2nd Quarter	.53	.36
1st Quarter	.94	.32
Year ended December 31, 2007	**HIGH**	**LOW**
4th Quarter	$ .96	$ .31
3rd Quarter	1.45	.79
2nd Quarter	2.28	1.33
1st Quarter	1.88	1.36

The high and low sales prices for the Common Stock from January 1, 2009 through February 19 2009 were $.14 and $.09, respectively. The closing price on February 19, 2009 was $.10.

On February 20, 2009, there were approximately 550 record holders of the Common Stock of the Company and approximately 11,286 beneficial owners of the Common Stock of the Company, based upon the number of shares of Common Stock held in "street name:.

The Company has paid no dividends on its Common Stock and does not expect to pay cash dividends in the foreseeable future. The Company is not under any contractual restriction as to its present or future ability to pay dividends. The Company currently intends to retain any future earnings to finance the growth and development of its business.

PERFORMANCE GRAPH

The following graph compares the Company's cumulative stockholder's return for the five year period ended December 31, 2008 with the cumulative total return of the Nasdaq Equity Market Index and the Nasdaq Pharmaceuticals Index over the same period.


140%
120%
100%
80%
60%
40%
20%
0%
2003
2004
2005
2006
2007
2008
Nasdaq Composite
Nasdaq Pharmaceuticals
Pharmos

Item 6. Selected Financial Data

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Revenues	—	—	—	—	—
Operating expenses	$ (11,100,184)	$ (17,579,259)	$ (37,542,519) (1)	$ (15,708,888)	$ (19,880,151)
Other income (expense), net	(193,348)	997,652	1,792,775	12,288,382 (2)	(2,532,390)
Loss before income taxes	(11,293,532)	(16,581,607)	(35,749,744)	(3,420,506)	(22,412,541)
Net loss	(10,089,406)	(15,625,825)	(35,136,969)	(2,929,872)	(21,967,767)
Net loss applicable to common shareholders	$ (10,089,406) (3)	$ (15,625,825) (3)	$ (35,136,969) (3)	$ (2,929,872) (3)	$ (21,967,767) (3)
Net loss per share applicable to common shareholders - basic and diluted	$ (0.39)	$ (0.61)	$ (1.74)	$ (0.15)	$ (1.22)
Total assets	$ 5,972,164	$ (12,374,959)	$ 28,393,338	$ 48,990,772	$ 57,664,842
Long term obligations	$ 4,044,316	$ 410,594	$ 1,388,306	$ 1,125,551	$ 1,236,451
Cash dividends declared	—	—	—	—	—
Average shares outstanding - basic and diluted	25,934,973	25,591,660	20,249,714	18,974,175	18,033,358

1. The Company acquired in-process research and development in the Vela acquisition in October 2006. Vela results are consolidated from October 26, 2006 forward.
2. Includes a $10.7 million milestone payment received in 2005 related to the sale of the ophthalmic product line in October 2001.
3. Includes benefit of sales of Pharmos NJ Net Operating Loss in 2008, 2007, 2006, 2005 and 2004 of $1,204,126, $955,782, $612,775, $490,634 and $444,744, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. We have based these forward-looking statements on our current expectations and projections of future events. Such statements reflect our current views with respect to future events and are subject to unknown risks, uncertainty and other factors that may cause results to differ materially from those contemplated in such forward looking statements. In addition, the following discussion should be read in conjunction with the audited consolidated financial statements and the related notes thereto included elsewhere in this report.

Executive Summary

The results for the year ended December 31, 2008 and 2007 were a net loss of $10.1 million and $15.6 million or a loss per share of $.39 and $.61, respectively.

The operating expenses for 2008 were $11.1 million, primarily comprised of $9.0 million research and development expenses primarily relating to the commencement of the Dextofisopam Phase 2b clinical trial, and $2.1 million of general and administration expenses.

In 2008, the majority of the Company's research and development expenditures were spent on the advancement of the Dextofisopam Phase 2b clinical trial currently enrolling patients using about 70 sites in the United States.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The listing below is not intended to be a comprehensive list of all of our accounting policies. The Company considers certain accounting policies related to stock-based compensation, tax valuation allowance and asset impairments to be critical policies due to the estimation process involved in each.

Equity based compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), which establishes the financial accounting and reporting standards for stock-based compensation plans. SFAS 123R requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including employee stock options and restricted stock units, and employee stock purchases related to the ESPP. Under the provisions of SFAS 123R, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period of the entire award (generally the vesting period of the award). The Company has elected to expense these awards on a straight line basis over the life of the awards. As a result of adopting SFAS 123R, the Company's net loss before income taxes and net loss for the years ended December 31, 2008, 2007 and 2006 were $230,110, $1,076,606 and $939,500 more than if the Company had continued to account for stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related interpretations. Basic and diluted net loss per share for the years ended December 31, 2008, 2007 and 2006 of $(0.39), $(0.61) and $(1.74) are $0.01, $0.04 and $0.05 more as a result of adopting SFAS 123R.

The Company elected to use the modified prospective transition method as permitted by SFAS 123R and, therefore, financial results for prior periods have not been restated. Under this transition method, stock-based compensation expense for the years ended December 31, 2008, 2007 and 2006 include expense for all equity awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123,") as amended by SFAS 148, "Accounting for Stock-Based Compensation —Transition and Disclosure." Compensation expense for all stock-based compensation awards granted subsequent to January 1, 2006 was based on the grant-date fair value determined in accordance with the provisions of SFAS 123R. During the years ended December 31, 2008, 2007 and 2006, the Company recognized compensation expense of $230,110, $1,076,606 and $939,500 for stock options which were recognized in the Consolidated Statement of Operations. As of December 31, 2008, the total compensation costs related to non-vested awards not yet recognized is $191,000 which will be recognized over the next three and one-quarter years.

Options issued to non-employees other than directors are accounted for under the fair value method in accordance with SFAS 123 and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services." Under the fair value method, compensation cost is measured at the grant date of the option based on the value of the award using the Black-Scholes method. Compensation cost is periodically remeasured as the underlying options vest in accordance with EITF Issue No. 96-18 and is recognized over the service period.

On September 6, 2004, the Board of Directors approved the Retention Award Agreements and Pharmos entered into Retention Award Agreements with each of Dr. Haim Aviv, its then Chairman and Chief Executive Officer, and Dr. Gad Riesenfeld, its then President and Chief Operating Officer. The Company granted retention awards consisting of cash and restricted stock units to Dr. Aviv. The Company granted retention awards consisting of cash and restricted stock to Dr. Riesenfeld (the "Awards"). Under the agreement, one-half of the Awards vested on December 31, 2005 and the balance shall vest and become non-forfeitable on June 30, 2007, subject to certain accelerated vesting provisions. Under the terms of Dr. Riesenfeld's severance agreement, the balance of his Awards vested on his departure from the Company on April 2, 2006 and the expense of those awards was accelerated through April 2, 2006. The fair value of the restricted shares was based on the fair value of the stock on the issuance date. The aggregate fair value of the restricted stock awards totaled $2 million. For financial reporting purposes, the cash awards and the fair value of the restricted stock awards, which totaled $2,500,000, were expensed pro rata over the vesting periods. Per the Awards, only Dr. Riesenfeld was issued the restricted stock; Dr. Aviv received restricted stock units.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flow to the recorded value of the asset. Subsequent impairment assessments could result in future impairment charges. Any impairment charge would result in the reduction in the carrying value of long-lived assets and would increase our net loss in the period in which the charge arose.

Tax Valuation Allowance

The Company has assessed the likelihood of realizing future taxable income and has determined that a 100% deferred tax valuation allowance is deemed necessary. In the event the Company were to determine that it would be able to realize its deferred tax asset, an adjustment to the valuation allowance would increase income or decrease the loss in the period such determination is made.

Results of Operations

Years Ended December 31, 2008 and 2007

The Company recorded no product sales revenue and cost of sales during 2008 and 2007.

Research efforts in 2008 and 2007 have been focused primarily on the Dextofisopam Phase IIb trial initiated in June 2007 with enrollment ongoing throughout 2008. The major decrease in year-to-date operating expenses year-over-year reflects the curtailment of in-house research & development activities in 2008 and the manpower reduction initiatives taken in the second half of 2007 and the 2008 year. The Company's operations in Israel were closed effective October 31, 2008 and all staff was terminated. Prior to that time in 2008 research and development activity was very limited.

The Company considers major research & development projects to be those projects that have reached at least Phase II level of clinical development. In June 2007 the Company announced that patient screening had commenced in the Phase 2b trial for Dextofisopam for IBS with a target of 480 patients. Through December 31, 2008 expenditures on this trial, from inception, amounted to $11,861,481.

During the year 2008 the Company's operations were considerably scaled back from 2007. The main focus was the continued enrollment of the Dextofisopam Phase 2b trial for IBS, using about 70 sites in the US. The Company's operations in Israel were closed effective October 31, 2008. Prior to closure a limited amount of development work was performed on the CB2 program, primarily focused on enabling a license or sale. The Nano Emulsion Phase 2a clinical trial was completed and did not meet its endpoints. Further work on the Nano Emulsion drug delivery program was discontinued.

During 2008 the Company lowered its general and administrative costs by streamlining operations, focusing on reducing all non core costs. Included in the 2007 general and administrative costs are costs relating to the departure of three senior executives. These payments were made under contractual agreements. In 2008 aggregate general and administrative costs are lower than in 2007 due in part to cost management efforts, several staff reduction initiatives, closing of the Israel location and the scaling back of activities not core to the Company's research and development efforts.

Gross expenses for other research and development projects in early stages of development for the year ended December 31, 2008 and 2007 were $1,385,284 and $4,350,348, respectively. Research & development (R&D) gross expenses decreased by $2,428,861 or 21% from $11,457,566 in 2007 to $9,028,705 in 2008 due to the curtailment of research and development activities at the Israel location and focusing the financial assets on the Dextofisopam Phase IIb trial. The Company recorded research and development grants received from the Office of the Chief Scientist of Israel's Ministry of Industry and Trade of $0 and $812,042 during 2008 and 2007, respectively, which reduced research and development expenses. The decrease in grants is directly related to the decrease in the underlying eligible activity in the Israel location for the grants in 2008 over 2007 as the Company focused more research funds on the US based Phase 2b clinical trial of Dextofisopam. Total research and development expenses, net of grants, decreased by $1,616,819 or 15% from $10,645,524 in 2007 to $9,028,705 in 2008.

General and administrative expenses decreased by $4,733,358 or 71%, from $6,698,601 in 2007 to $1,965,243 in 2008. The decrease in general and administrative expenses is due to a reduction in expenses in every expense category. Significant reductions were seen in employee compensation ($2,714,000) and professional & consulting fees ($953,000) when comparing 2008 to 2007. The decline in employee compensation reflects the departure of several executives in 2007, their related severance packages paid in 2007 and the overall decline in employee headcount from 51 employees at the beginning of 2007 to 5 employees at the end of 2008. Lower professional & consulting fees in 2008 are primarily due to 2007 non recurring expenses for consulting agreements with a former employee of $410,000, reductions in the utilization of outside counsel of $170,000 and a 2007 consulting cost of $99,000 related to an IRS Section 382 Federal Net Operating Loss analysis.

Other income (expense) net, decreased by $1,191,000 from income of $997,652 in 2007 to expense of $193,348 in 2008. Interest expense increased by $490,537 from $0 in 2007 to $490,537 in 2008. The increase in 2008 interest expense is a result of the convertible debentures issued in January 2008. Interest income decreased by $682,561 from $938,312 in 2007 to $255,751 in 2008 due to the utilization of invested balances and lower interest rates in 2008.

The Company had an increase in income tax benefit by $248,344 from $955,782 in 2007 to $1,204,126 in 2008. The income tax benefit represents funds derived from the sale of Pharmos' New Jersey State net operating losses.

Years Ended December 31, 2007 and 2006

The Company recorded no product sales revenue and cost of sales during 2007 and 2006.

During 2007, the Company increased its expenditures on research and development activities. In 2006, the Company completed its acquisition of Vela Pharmaceuticals, Inc. which included $20,608,000 of in-process research and development costs. The Vela operations have been integrated into Pharmos and the Company currently operates as one operating segment. Thus research and development expenditures in 2007 were greater than in 2006. From the Vela acquisition, the Company initiated a large Phase 2b study of Dextofisopam for the treatment of IBS in the first half of 2007.

The acquisition of Vela resulted in the Company acquiring three potential drug candidates in various stages of development. The Company initiated a large scale Phase IIb trial involving approximately 480 patients with Dextofisopam for irritable bowel syndrome (IBS) in June 2007. The second drug acquired through Vela was VPI-013 for female sexual dysfunction and neuropathic pain. This drug candidate has completed Phase IIa testing and the Company intends to seek to license this to a partner. The Company also intends to license out the third drug candidate, Tianeptine, also for IBS which has completed pre-clinical testing. Significant additional clinical testing and related expenses will be needed before these drugs reach the market if at all. The additional expenses cannot be quantified at this time.

A Phase 2a clinical trial with the Company's NanoEmulsion delivery technology for topical application of analgesic and anti-inflammatory agents commenced in June 2007 targeting 126 patients. On November 18, 2008, the Company announced that the study did not achieve statistical significance in its primary efficacy endpoint, nor in several secondary endpoints. Pharmos subsequently decided to discontinue its topical NanoEmulsion program.

During the first half of 2007 the Company completed two Phase 2a proof of principle trials for Cannabinor with the iv formulation, a drug candidate for treating pain. Cannabinor is a CB2 selective agonist and is the first of the CB2 molecules tested in humans.

During 2007 the Company focused on lowering its general and administrative costs. During 2006, the Company incurred higher professional fees primarily in connection with legal fees related to the proxy contest including the coverage of Lloyd Miller's legal costs, higher investor relation costs related to the acquisition and proxy preparation.

Included in the 2007 general and administrative costs are costs relating to the departure of three senior executives. These payments were made under contractual agreements. After including these expenses in 2007, the aggregate general and administrative costs are lower than in 2006 due in part to cost management efforts and the scaling back of activities not core to the Company's research and development efforts.

The Company is currently dependent upon external financing, interest income, and research and development contracts to pursue its intended business activities. The Company has not been profitable since its inception, except for 2001. During 2007, the Company funded the majority of its expenses and other capital requirements with $13 million of common stock issued in conjunction with the Vela acquisition, utilization of cash and short term investments available from external financing in earlier years, income from grants received from the Office of the Chief Scientist of Israel and the sale of NJ Net Operating Losses. At December 31, 2007, the Company had an accumulated deficit of $197 million. Losses have resulted principally from costs incurred in research activities aimed at identifying and developing the Company's product candidates, clinical research studies, the write-off of purchased research and development, and general and administrative expenses. The Company expects to incur additional losses over the next several years as the Company's research and development and clinical trial programs continue. The Company's ability to achieve profitability, if ever, is dependent on its ability to develop and obtain regulatory approvals for its product candidates, to enter into agreements for product development and commercialization with strategic corporate partners and contract to develop or acquire the capacity to manufacture and sell its products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Research efforts in 2007 and 2006 were focused on the identification of new, potentially more potent CB2 agonists, completion of preclinical toxicology and safety pharmacology studies of an oral formulation of Cannabinor, scale-up manufacturing, technology transfer to the active ingredient supplier, and clinical trial finished material at Pharmos' facility in Rehovot, Israel. The major increase in year-to-date operating expenses year-over-year reflected the shift from primarily in-house research & development activities in 2005 to preclinical and clinical trials in 2006.

The Company considers major research & development projects to be those projects that have reached at least Phase II level of clinical development. In June 2007 the Company announced that patient screening had commenced in the Phase 2b trial for Dextofisopam for IBS with a target of 480 patients. Through December 31, 2007 expenditures on this trial amounted to $5,188,539.

The Cannabinor expenditures for the two Phase 2a trials amounted to $1,180,952 and the costs of the NanoEmulsion Phase 2a trial aggregated $313,038 in 2007.

Gross expenses for other research and development projects in early stages of development for the year ended December 31, 2007 and 2006 were $4,350,348 and $ 6,477,805, respectively. Research & development (R&D) gross expenses increased by $2,500,745 or 28% from $8,956,821 in 2006 to $11,457,566 in 2007 due to the commencement of the Dextofisopam Phase 2b clinical trial and a $1.0 million milestone payment made by Pharmos upon the study's commencement. The Company recorded research and development grants received from the Office of the Chief Scientist of Israel's Ministry of Industry and Trade of $812,042 and $1,445,513 during 2007 and 2006, respectively, which reduced research and development expenses. The decrease in grants was directly related to the decrease in the underlying eligible activity for the grants in 2007 over 2006 as the Company focused more research funds on the US based Phase 2b clinical trial of Dextofisopam. Total research and development expenses, net of grants, increased by $3,134,216 or 42% from $7,511,308 in 2006 to $10,645,524 in 2007.

In process acquired research and development costs decreased by $20,607,575 from $20,607,575 in 2006 to $0 in 2007. The in process acquired research and development costs were acquired in conjunction with the acquisition of Vela in 2006.

General and administrative expenses decreased by $2,410,266 or 26%, from $9,108,867 in 2006 to $6,698,601 in 2007. The decrease in general and administrative expenses was due to lower, professional fees, investor relations and insurance costs by $1,933,000, $358,000, and $348,000 respectively, in 2007 compared to 2006. These decreases were offset in part by an increase in salary and benefit costs of $547,000 in 2007 as compared to 2006. The lower professional fees in 2007 were due to non-recurring legal and consulting fees that were incurred in 2006 related to the Vela acquisition and business development. The decrease in investor relation costs was primarily related to 2006 non recurring proxy printing and distribution costs associated with the Vela acquisition. The decline in insurance costs reflected favorable renewal rates and reduced policy coverage limits. The increase in salary and benefit costs was primarily attributed to severance costs associated with the departure of several executives.

Liquidity and Capital Resources

Except for 2001, the Company has experienced operating losses every year since inception in funding the research, development and clinical testing of our drug candidates. The Company had an accumulated deficit of $207 million as of December 31, 2008 and expects to continue to incur losses going forward. Such losses have resulted principally from costs incurred in research and development and from general and administrative expenses. The Company has financed its operations with public and private offerings of securities, advances and other funding pursuant to an earlier marketing agreement with Bausch & Lomb, grants from the Office of the Chief Scientist of Israel, research contracts, the sale of a portion of its New Jersey net operating loss carryforwards, and interest income. Management believes that the current cash, cash equivalents and short term investments, totaling $4.7 million as of December 31, 2008, will be sufficient to support the Company's currently planned continuing operations through at least March 31, 2009. The above factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company expects to incur additional losses over the next several years as the Company's clinical trial program continues. The Company expects cash expenditures in research and development to increase in 2009 due primarily to the ongoing dextofisopam Phase 2b clinical trial. The Company's ability to achieve profitability, if ever, is dependent on its ability to develop and obtain regulatory approvals for its product candidates, to enter into agreements for product development and commercialization with strategic corporate partners and contract to develop or acquire the capacity to manufacture and sell its products.

The following table describes the Company's liquidity and financial position on December 31, 2008, and on December 31, 2007:

	December 31, 2008	December 31, 2007
Working capital	$ 4,232,549	$ 9,504,348
Cash and cash equivalents	$ 4,730,282	$ 7,481,741
Short term investments	$ -	$ 3,686,568
Total cash, cash equivalents and short term investments	$ 4,730,282	$ 11,168,309
Convertible debentures	$ 4,000,000	$ -

Current working capital position

As of December 31, 2008, the Company had working capital of $4.2 million consisting of current assets of $5.8 million and current liabilities of $1.6 million. This represents a decrease of $5.3 million from its working capital of $9.5 million on current assets of $11.5 million and current liabilities of $2.0 million as of December 31, 2007.

Current and future liquidity position

Management believes that the current cash, cash equivalents and short term investments, totaling $4.7 million as of December 31, 2008, will be sufficient to support the Company's currently planned continuing operations through at least March 31, 2009. The above factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is continuing to actively pursue various funding options, including additional equity offerings, strategic corporate alliances, business combinations and the establishment of product related research and development limited partnerships to obtain additional financing to continue the development of its products and bring them to commercial markets.

Cash

At December 31, 2008, cash and cash equivalents totaled $4.7 million. At December 31, 2007 cash and cash equivalents totaled $7.5 million. This net decrease in cash of $2.8 million was due to the utilization of cash for operating activities. The cash and cash equivalents, in combination with the short term investments, will be used to finance future operating expenses.

A deposit of $38,998 was included in restricted cash at December 31, 2008 relating to the Pharmos Ltd. lease.

Operating activities

Net cash used in operating activities for 2008 was $11.0 million compared to $15.4 million for 2007. The decrease is primarily attributed to lower general and administrative expenses incurred in 2008. General and administrative expenses declined from $6.7 million in 2007 to $2.0 million in 2008.

Capital expenditures

Our capital expenditures for property, plant and equipment for 2008, 2007 and 2006 totaled approximately $2,000, $177,000 and $165,000 respectively for normal replacements and improvements.

Investing activities

In 2008, all of the Companies short term investment positions were either sold or matured by March 31, 2008. The short term investment proceeds of $3,686,568 were held as cash and cash equivalents. Prior to 2008, short term investments were reinvested upon maturity to the extent that the funds are not needed to meet operating activity cash flow needs.

The Company considers all investments that are not considered cash equivalents and with a maturity of less than one year from the balance sheet date to be short-term investments. The Company considers all investments with a maturity of greater than one year to be long-term investments. All investments are considered as held-to-maturity and are carried at amortized cost, as the Company has both the positive intent and ability to hold them to maturity. The Company invests in a variety of instruments such as commercial paper, US Government securities and corporate securities with an effective maturity of less than one year. Some of the Company's investments were in auction-rate securities (ARS) that are held as investments available for sale. Auction rate securities are instruments with long-term underlying maturities, but for which an auction is conducted periodically, as specified, to reset the interest rate and allow investors to buy or sell the instruments. Because auctions generally occur more often than annually, and because the Company holds these instruments in order to meet short-term liquidity needs, the auction rate securities are classified as short-term investments in the Consolidated Balance Sheet. Interest income includes interest, amortization of investment purchases premiums and discounts, and realized gains and losses on sales of securities. Realized gains and losses on sales of investment securities are determined based on the specific identification method. The Consolidated Statement of Cash Flows reflects the gross amount of the purchases of short term investments and the proceeds from maturities of short term securities and sales of auction rate securities.

At December 31, 2007 we held $2,650,000 in Auction Rate Securities ("ARS"). As of March 31, 2008 all ARS securities were sold and converted to cash and cash equivalents with no loss of principal. Commencing March 31, 2008 all investible cash was held in government money market securities.

Common Stock Transactions

At the closing of the Vela Pharmaceuticals Inc. acquisition on October 25, 2006, the Company issued 6.5 million shares of common stock and paid $6 million to Vela shareholders. Pharmos also agreed to reimburse Vela for $679,000 of operating expenses from July 1, 2006 through closing. The amended Merger Agreement also includes additional performance-based milestone payments to the Vela stockholders related to the development of dextofisopam, aggregating up to an additional $8 million in cash and the issuance of up to an additional 13,500,000 shares of Pharmos common stock. In the event that such shares or payments are issued or funded in future periods, a determination will then be made as to whether the values are to be written off as in-process research and development and charged to results of operations; any such future charge could be material. None of the conditions requiring issuance of these contingent shares or funding these payments had been met as of December 31, 2008 except for a $1.0 million milestone payment made by Pharmos due upon the study's commencement.

On January 3, 2008, the Company entered into an Amendment to the Merger Agreement relating to its acquisition of Vela. The Amendment defers the payment by the Company of certain cash milestones payable by the Company to the former stockholders of Vela upon (A) the enrollment of the final patient in the Company's current Phase 2b clinical trial for dextofisopam ($1 million payment obligation) and (B) the successful completion of such Phase 2b trial ($2 million payment obligation). Payment of such cash milestones will be deferred until such time as (X) the Company has successfully entered into a strategic collaboration or licensing agreement with a third party for the development of dextofisopam resulting in an upfront cash fee of at least $10 million, or a financing with net proceeds of at least such amount, and (Y) payment of one or both of the cash milestones would still leave the Company with at least one year's operating cash. Additionally, the Company's obligations to issue to the former Vela stockholders 2 million share of Common Stock after final patient enrollment in the dextofisopam Phase 2b clinical trial and 2.25 million shares of Common Stock after a successful Phase 2b trial are deferred until November 2009.

Other

In 2008, 2007, and 2006, the Company sold $15,290,510, $12,136,911, and $7,781,267, respectively, of its State Net Operating Loss carryforwards under the State of New Jersey's Technology Business Tax Certificate Transfer Program (the Program). The Program allows qualified technology and biotechnology businesses in New Jersey to sell unused amounts of net operating loss carryforwards and defined research and development tax credits for cash. The proceeds from the sale in 2008, 2007, and 2006 were $1,204,128, $955,782 and $612,775, respectively and such amounts were recorded as a tax benefit in the consolidated statements of operations. The New Jersey State Governor must approve the Program each year on July 1st within the approval of the annual state budget. The maximum amount of benefits a participant can apply to sell is capped at $10,000,000 annually per company. We cannot be certain if we will be able to sell any of our remaining or future carryforwards under the Program.

Under Internal Revenue Code Section 382 rules, a change in ownership can occur whenever there is a shift in ownership by more than 50 percentage points by one or more five-percent shareholders within a three-year period. When a change of ownership is triggered, the Company's net operating losses (NOL) asset may be impaired. The Company believes that substantially all of its Federal NOL generated since 1995 are not impaired, except for approximately $60 million relating to Vela's results of operations prior to Vela's acquisition by Pharmos. Should the Company be successful with the capital raise it is seeking, it is likely that a Section 382 ownership change will occur and thus restrict the future use of the Federal NOL's.

Commitments and Long Term Obligations

The table below sets out our current contractual obligations. However, the nature of these contracts with various clinical research organizations is such that work may have to be stopped with very short notice and we will then only be obligated to pay costs incurred to date.

	Payments Due by Period					
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years	Undetermined
Operating Leases	$ 235,399	$ 232,654	$ 2,745	$ -	$ -	$ -
ICON CRO Vendor	1,332,401	1,332,401				
Essential CRO Vendor	3,610,518	3,610,518				
Convertible Debenture Interest	1,533,333	400,000	800,000	333,333		
Convertible Debenture	4,000,000	-	-	4,000,000	-	-
Total	$ 10,711,651	$ 5,575,573	$ 802,745	$ 4,333,333	$ -	$ -

In connection with the acquisition of Vela Pharmaceuticals which closed on October 25, 2006 the Company is obligated to pay certain performance based milestones connected to the development of dextofisopam.

The $1.0 million cash milestone payable when the first patient enrolled in the Phase 2b trial was paid on June 26, 2007 as that milestone was achieved in the second quarter of 2007. Such amount was included in research and development expense (net).

The remaining milestones are as follows:

- $1 million cash + 2 million shares of Pharmos common stock: Final patient enrolled in Phase 2b trial (1)
- $2 million cash + 2.25 million shares: Successful completion of Phase 2b(1)
- $2 million + 2 million shares: NDA submission
- $2 million cash +2.25 million shares: FDA approval
- 1 million shares: Approval to market in Europe or Japan
- 4 million shares: $100 million sales of dextofisopam, when and if approved, in any 12-month period

(1) The above milestones have been amended and deferred as a condition of the convertible debentures issued January 3, 2008. If the respective milestone is achieved, payment of these milestones will be deferred until such time as 1) the Company has successfully entered into a strategic collaboration or licensing agreement with a third party for the development of dextofisopam resulting in an upfront cash fee or at least $10 million, and 2) payment of one or both of the cash milestones would still leave the Company with at least one year's operating cash. Additionally, the Vela acquisition agreement has been amended to defer the equity milestones issuable to the Vela shareholders related to such Phase 2b events until November 2009 at the earliest.

Management believes that the current cash, cash equivalents and short term investments, totaling $4.7 million as of December 31, 2008, will be sufficient to support the Company's currently planned continuing operations through at least March 31, 2009. The above factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is continuing to actively pursue various funding options, including additional equity offerings, strategic corporate alliances, business combinations and the establishment of product related research and development limited partnerships to obtain additional financing to continue the development of its products and bring them to commercial markets.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is expected to increase the consistency of those measurements. Accordingly, SFAS 157 does not require any new fair value measurements. However, for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards "(FAS) No. 159", "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115" "(FAS No. 159)", which is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements.

On June 27, 2007, the FASB reached a final consensus on Emerging Issues Task Force Issue 07-3, "Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-03"). Currently, under FASB Statement No. 2, "Accounting for Research and Development Costs", nonrefundable advance payments for future research and development activities for materials, equipment, facilities, and purchased intangible assets that have no alternative future use are expensed as incurred. EITF 07-03 addresses whether such non-refundable advance payments for goods or services that have no alternative future use and that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. The consensus reached by the FASB requires companies involved in research and development activities to capitalize such non-refundable advance payments for goods and services pursuant to an executory contractual arrangement because the right to receive those services in the future represents a probable future economic benefit. Those advance payments will be capitalized until the goods have been delivered or the related services have been performed. Entities will be required to evaluate whether they expect the goods or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment will be charged to expense. The consensus on EITF 07-03 is effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. Entities are required to recognize the effects of applying the guidance in EITF 07-03 prospectively for new contracts entered into after the effective date. The Company adopted EITF 07-03 on January 1, 2008. At December 31, 2008 there was $519,000 in capitalized prepayments.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable users of the financial statements to better understand the effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the impact of adopting SFAS 161 on our financial statements.

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by the Company in the first quarter of its year ending December 31, 2009. The Company is currently evaluating the impact that FSP APB 14-1 will have on its financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We assessed our vulnerability to certain market risks, including interest rate risk associated with financial instruments included in cash and cash equivalents, short term investments and restricted cash. Due to the short-term nature of the cash and cash equivalents, short term investments and restricted cash, we have determined that the risks associated with interest rate fluctuations related to these financial instruments do not pose a material risk to us.

Item 8. Financial Statements and Supplementary Data

The information called for by this Item 8 is included following the "Index to Consolidated Financial Statements" contained in this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Act")) as of the end of the period covered by this annual report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer concluded that these disclosure controls and procedures were effective as of such date, at a reasonable level of assurance, in ensuring that the information required to be disclosed by our company in the reports we file or submit under the Act is (i) accumulated and communicated to our management (including the principal executive officer and principal financial officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Pharmos' internal control over financial reporting based on the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that Pharmos' internal control over financial reporting was effective as of December 31, 2008. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The directors, officers and key employees of the Company are as follows:

Name	Age	Position
Robert F. Johnston	72	Executive Chairman of the Board of Directors
S. Colin Neill	62	President, Chief Financial Officer, Secretary and Treasurer
Srinivas Akkaraju, MD, Ph.D*	40	Director
Anthony B. Evnin, Ph.D*	67	Director
Charles W. Newhall III	64	Director

* Members of the Audit Committee

Robert F. Johnston became Executive Chairman of the Board of Directors of Pharmos in January 2008. Mr. Johnston, a venture capitalist, is President of Johnston Associates which he founded in 1968 to provide financing for emerging companies in the biotechnology and healthcare fields. Mr. Johnston was a founder and Chairman of Vela Pharmaceuticals, Inc., which merged into Pharmos in late 2006, and has founded numerous public companies including Sepracor, Cytogen, I-STAT, Ecogen, Genex and Envirogen. He also played an active and key role in the early formations of private companies such as Sonomed, Immunicon, PharmaStem (formerly Biocyte), ExSAR and Targent. Mr. Johnston served as CEO of Cytogen from July 1988 to April 1989. He is also a member of the Advisory Council of the Department of Molecular Biology at Princeton University and the Executive Committee of the Friends of the Institute for Advanced Study in Princeton, as well as Founder and President of Educational Ventures, a foundation focused on funding improvements in the educational system; and Vice-Chairman of Center for Education Reform (CER) an advocate for charter schools. Mr. Johnston received his B.A. from Princeton University and his M.B.A. from New York University.

S. Colin Neill became President of Pharmos in January 2008, and has served as Chief Financial Officer, Secretary, and Treasurer of Pharmos since October 2006. Prior to becoming President, he also served as Senior Vice President from October 2006 to January 2008. From September 2003 to October 2006, Mr. Neill served as Chief Financial Officer, Treasurer and Secretary of Axonyx Inc., a biopharmaceutical company that develops products and technologies to treat Alzheimer's disease and other central nervous system disorders, where he played an integral role in the merger between Axonyx and TorreyPines Therapeutics Inc., a privately-held biopharmaceutical company. Mr. Neill served as Senior Vice President, Chief Financial Officer, Secretary and Treasurer of ClinTrials Research Inc., a $100 million publicly traded global contract research organization in the drug development business, from 1998 to its successful sale in 2001. Following that sale from April 2001 to September 2003 Mr. Neill served as an independent consultant assisting small start-up and development stage companies in raising capital. Earlier experience was gained as Vice President Finance and Chief Financial Officer of BTR Inc., a $3.5 billion US subsidiary of BTR plc, a British diversified manufacturing company, and Vice President Financial Services of The BOC Group Inc., a $2.5 billion British owned industrial gas company with substantial operations in the health care field. Mr. Neill served four years with American Express Travel Related Services, first as chief internal auditor for worldwide operations and then as head of business planning and financial analysis. Mr. Neill began his career in public accounting with Arthur Andersen LLP in Ireland and later with Price Waterhouse LLP as a senior manager in New York City. He also served with Price Waterhouse for two years in Paris, France. Mr. Neill graduated from Trinity College, Dublin with a first class honors degree in Business/Economics and he holds a masters degree in Accounting and Finance from the London School of Economics. He is a Certified Public Accountant in New York State and a Chartered Accountant in Ireland. Mr. Neill serves on the board of Pro Pharmaceuticals, Inc. and from April 2004 to June 2008 on the board of OXIS International, Inc.

Srinivas Akkaraju, M.D., Ph.D., a director since October 2006, is a Managing Director of New Leaf Venture Partners. Dr. Akkaraju joined New Leaf in January 2009. Previously he was a managing director of Panorama Capital, LLC, a private equity firm founded by the former venture capital investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. Panorama Capital is advising J.P. Morgan Partners as to its investment in the Company. Prior to August 1, 2006, Dr. Akkaraju was a Partner with J.P. Morgan Partners, LLC which he joined in April 2001. Prior to JPMorgan Partners, LLC, from October 1998 to April 2001, Dr. Akkaraju was in the Business and Corporate Development group at Genentech, Inc. where he served in various capacities, most recently as Senior Manager and project team leader for one of Genentech's clinical development products. Dr. Akkaraju is currently a member of the Board of Directors of Amarin, Inc., Seattle Genetics, Inc., and several private biotechnology companies. Dr. Akkaraju received his undergraduate degrees in Biochemistry and Computer Science from Rice University and his M.D. and Ph.D. in Immunology from Stanford University.

Anthony B. Evnin, Ph.D., a director since October 2006, is a General Partner of Venrock, a venture capital firm, where he has been a Partner since 1975. He is currently a member of the Board of Directors of Icagen, Inc., Infinity Pharmaceuticals, Inc and Sunesis Pharmaceuticals, Inc., as well as being on the Board of Directors of a number of private companies. Dr. Evnin received an A.B. in Chemistry from Princeton University and a Ph.D. in Chemistry from the Massachusetts Institute of Technology.

Charles W. Newhall, III, a director since October 2006, co-founded New Enterprise Associates (NEA). Founded in 1977, Baltimore-based NEA is one of the largest Venture Capital firms in the United States. To date Mr. Newhall has served as a director of over 40 venture backed companies. Many have gone public and have been acquired. Several of these companies achieved market capitalizations in excess of $1 billion. He also started several healthcare information technology companies like PatientKeeper, TargetRx, and LifeMetrix. Some of his current board memberships include Vitae Pharmaceuticals, Supernus Pharmaceuticals, Bravo Health, TargetRx, Sensors for Medicine and Science, and BrainCells Inc. In 1986 he founded the Mid-Atlantic Venture Capital Association (MAVA), which now has over 80 venture capital firms that are members, and is one of the most active regional venture associations in the country. He is Chairman Emeritus of MAVA. Before NEA, Mr. Newhall was a Vice President of T. Rowe Price. He served in Vietnam commanding an independent platoon including an initial reconnaissance of Hamburger Hill. His decorations include the Silver Star and Bronze Star V (1st OLC). He received an MBA from Harvard Business School, and an Honors Degree in English from the University of Pennsylvania.

Role of the Board; Corporate Governance Matters

It is the paramount duty of the Board of Directors to oversee the Chief Executive Officer and other senior management in the competent and ethical operation of the Company on a day-to-day basis and to assure that the long-term interests of the shareholders are being served. To satisfy this duty, the directors set standards to ensure that the Company is committed to business success through maintenance of the highest standards of responsibility and ethics.

Members of the Board bring to the Company a wide range of experience, knowledge and judgment. The governance structure in the Company is designed to be a working structure for principled actions, effective decision-making and appropriate monitoring of both compliance and performance. The key practices and procedures of the Board are outlined in the Company's Code of Ethics and Business Conduct, which is available on the Company's website at www.pharmoscorp.com. Click "Investors," and then "Corporate Governance."

Board Committees

The Board has a standing Compensation Committee, Governance and Nominating Committee and Audit Committee.

The Compensation Committee is primarily responsible for reviewing the compensation arrangements for the Company's executive officers, including the Chief Executive Officer, and for administering the Company's stock option plans. Members of the Compensation Committee are Messrs. Newhall and Evnin.

The Governance and Nominating Committee, created by the Board in February 2004, assists the Board in identifying qualified individuals to become directors, determines the composition of the Board and its committees, monitors the process to assess Board effectiveness and helps develop and implement the Company's corporate governance guidelines. Members of the Governance and Nominating Committee are Messrs. Newhall and Evnin.

The Audit Committee is primarily responsible for overseeing the services performed by the Company's independent registered public accounting firm and evaluating the Company's accounting policies and its system of internal controls. The Audit Committee is comprised of two members: Messrs. Evnin and Akkaraju, both of whom are independent directors. This is not in compliance with Nasdaq's requirement that the Audit Committee consist of at least three independent directors. Mr. Evnin is the designated "audit committee financial expert" under Item 407(d)(5) of Regulation S-K. Mr. Evnin is considered "independent" under applicable Nasdaq rules.

Code of Ethics

As part of our system of corporate governance, our Board of Directors has adopted a Code of Ethics and Business Conduct that is applicable to all employees and specifically applicable to our chief executive officer, president, chief financial officer and controllers. The Code of Ethics and Business Conduct is available on the Company's website at www.pharmoscorp.com. Click "Investors," and then "Corporate Governance." We intend to disclose any changes in or waivers from our Code of Ethics and Business Conduct by filing a Form 8-K or by posting such information on our website.

Section 16(a) Beneficial Ownership Reporting Compliance

No person who, during the fiscal year ended December 31, 2008, was a "Reporting Person" defined as a director, officer or beneficial owner of more than ten percent of the Company's Common Stock which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), failed to file on a timely basis, reports required by Section 16 of the Act during the most recent fiscal year. The foregoing is based solely upon a review by the Company of Forms 3 and 4 during the most recent fiscal year as furnished to the Company under Rule 16a-3(d) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and any representation received by the Company from any reporting person that no Form 5 is required.

Item 11. Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

General Executive Compensation Policy

The Compensation and Stock Option Committee, being responsible for overseeing and approving executive compensation and grants of stock options, is in a position to appropriately balance the current cash compensation considerations with the longer-range incentive-oriented growth outlook associated with stock options. The main objectives of the Company's compensation structure include rewarding individuals for their respective contributions to the Company's performance, establishing executive officers with a stake in the long-term success of the Company and providing compensation policies that will attract and retain qualified executive personnel.

The Compensation and Stock Option Committee uses no set formulas and may accord different weight to different factors for each executive. The Committee looks toward the progress of the Company's research and development programs and its clinical programs, its ability to gain support for those programs, either internally or externally, its ability to attract, motivate and retain talented employees and its ability to secure capital sufficient for its product development to achieve rapid and effective commercialization as may be practicable.

The Compensation and Stock Option Committee believes that the chief executive officer's compensation should be heavily influenced by Company performance. Although the officers existing employment agreement with the Company (see "Employment Contracts") provides for a base level of compensation, the Committee determines the appropriate level of bonuses and increases, if any, based in large part on Company performance. The Committee also considers the salaries of CEOs of comparably-sized companies and their performance. Stock options are granted to the CEO, as to other executives, primarily based on the executive's ability to influence the Company's long-term growth.

The Compensation and Stock Option Committee has adopted similar policies with respect to compensation of other officers of the Company. The Committee establishes base salaries that are within the range of salaries for persons holding positions of similar responsibility at other companies. In addition, the Committee considers factors such as relative Company performance, the executive's past performance and future potential in establishing the base salaries of executive officers.

As with the CEO, the number of options granted to the other officers is determined by the subjective evaluation of the executive's ability to influence the Company's long-term growth. All options are granted at no less than the current market price. Since the value of an option bears a direct relationship to the Company's stock price, it is an effective incentive for managers to create value for shareholders. The Committee therefore views stock options as an important component of its long-term, performance-based compensation philosophy.

Bonuses for 2007 and Compensation Determinations for 2008

Cash Compensation. In January, 2008, the Compensation and Stock Option Committee decided, based on his performance in 2007, to award Colin Neill a cash bonus of $50,000. The Committee increased his annual base compensation 13%, effective January 1, 2008, from $265,000 for 2007 to $300,000 for 2008 reflecting his increased responsibilities and duties as President and Chief Financial Officer.

Equity Compensation. Mr. Neill also received a portion of his bonus for 2007 in the form of 75,000 shares of common stock. Seeking to base a significant part of their respective compensation on future performance, the Committee in January 2008 awarded 350,000 ten-year stock options to Mr. Johnston and 130,000 ten-year stock options to Mr. Neill all under the Company's 2000 Stock Plan. Mr. Johnston was also be eligible for an additional grant of 100,000 ten-year stock options on October 1, 2008 if certain performance-based milestones are achieved prior to that date in the areas of corporate development and clinical product trials. Those milestones were not achieved and the options were not granted.

December 2007 and January 2008 Officer Transitions

On December 12, 2007 Alan Rubino resigned as President and Chief Operating Officer of the Company. On January 3, 2008, the Company announced that Elkan Gamzu, Ph.D., who had been Chief Executive Officer, retired from that position (Dr. Gamzu remained on the Board through December 30, 2008). Robert F. Johnston was named as the Company;s new Executive Chairman of the Board of Directors, and Colin Neill was named to serve as President in addition to his responsibilities as Chief Financial Officer, Treasurer and Secretary.

Bonuses for 2008 and Compensation Determinations for 2009

Cash Compensation. Through February 18, 2009, the Compensation and Stock Option Committee has awarded no 2008 cash bonuses nor has the Committee awarded any 2009 salary increases based on the Company's limited capital resources.

Equity Compensation. Through February 18, 2009, the Compensation and Stock Option Committee has made no equity compensation awards.

COMPENSATION AND STOCK OPTION COMMITTEE REPORT

The Compensation and Stock Option Committee of Pharmos Corporation has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and Stock Option Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

THE COMPENSATION AND
STOCK OPTION COMMITTEE
Anthony B. Evnin
Charles W. Newhall, III

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation of the President, Chief Executive Officer and Executive Chairman of the Company in 2008 and the two previous years, as well as all other executive officers of the Company who received compensation in excess of $100,000 for 2008.

Name/Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation	Total Compensation
S. Colin Neill	2008	$300,000	-	$38,426	$21,517 (3)	$359,943
President,	2007	$265,000	$75,000 (2)	$31,036	$20,712 (3)	$391,748
Chief Financial Officer,	2006	$ 62,938 (1)	$38,750	$40,199	$ 2,800 (3)	$144,687
Secretary & Treasurer						
Elkan R. Gamzu, Ph.D,	2008	-	-	-	-	-
Former Director and former	2007	$452,500 (4)		$18,346	$ 6,750 (5)	$477,596
Chief Executive Officer	2006	-	-	-	-	-
Robert F. Johnston	2008	-	-	$27,681	-	$ 27,681
Executive Chairman	2007	-	-	-	-	-
	2006	-	-	-	-	-

(1) Mr. Neill joined Pharmos Corporation in October 2006. He became President in January 2008.

(2) Consists of $50,000 in cash and 75,000 shares of common stock valued at $25,000.

(3) In 2008, consists of $6,900 in 401k employer contribution, $5,617 in life insurance and $9,000 in automobile allowance. In 2007, consists of $6,750 in 401k employer contribution, $4,962 in life insurance and $9,000 in automobile allowance. In 2006, consists of $662 in 401k employer contribution and $2,138 in automobile allowance.

(4) Dr. Gamzu served as Chief Executive Officer from March 2007 to January 2008. Dr. Gamzu's compensation consists of $252,500 in salary and $200,000 in employment contract severance payments.

(5) Consists of 401k employer contribution.

GRANTS OF PLAN-BASED AWARDS IN 2008

Name	Grant Date	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
S. Colin Neill (1)	1/23/2008	130,000	$0.35	$30,844
Robert F. Johnston (2)	1/23/2008	350,000	$0.35	$83,042

(1) 25% of the options granted to Mr. Neill vest upon the first anniversary of the grant with the remaining 75% of the grant vesting ratably on a quarterly basis over the three years following the first anniversary of the grant.
(2) One third of the options granted to Mr. Johnston vest immediately with the remaining two thirds of the grant vesting ratably on a quarterly basis over the three years following the first anniversary of the grant.

All option grants in 2008 were made under the Company's 2000 Stock Option Plan.

OPTION EXERCISES AND STOCK VESTED IN 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
S. Colin Neill	-	$ -	75,000 (1)	$ 26,250

(1) Mr. Neill received 75,000 shares of common stock in January 2008, with a fair market value of $26,250 as part of his 2007 bonus compensation.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

	Option Awards					Stock Awards	
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Equity Incentive Plan awards: Number of securities underlying unexercsied Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That have not vested ($)
S. Colin Neill	0	130,000 (1)	130,000	$0.35	1/23/2018		
	17,500	22,500 (2)	40,000	$1.84	1/17/2017		
	55,000	35,000 (3)	90,000	$1.75	10/5/2016		
	72,500	187,500	260,000				
Robert F. Johnston	116,667	233,333 (4)	350,000	$0.35	1/23/2018		

(1) 25% of the options were scheduled to vest upon the first anniversary of the grant date January 23, 2008 with the remaining 75% of the grant vesting ratably on a quarterly basis over the three years following the first anniversary of the grant.
(2) 25% of the options granted vested upon the first anniversary of the grant date of January 17, 2007 with the remaining 75% of the grant vesting ratably on a quarterly basis over the three years following the first anniversary of the grant.
(3) The remaining options are scheduled to vest in seven equal increments on a quarterly basis beginning on January 5, 2009.
(4) One third of the options granted to Mr. Johnston vested immediately with the remaining two thirds of the grant vesting ratably on a quarterly basis over the three years commencing on the first anniversary of the grant.

Stock Option Plans

It is currently the Company's policy that all full time key employees are considered annually for the possible grant of stock options, depending upon employee performance. The criteria for the awards are experience, uniqueness of contribution to the Company and level of performance shown during the year. Stock options are intended to generate greater loyalty to the Company and help make each employee aware of the importance of the business success of the Company.

As of December 31, 2008, 2,737,106 options to purchase shares of the Company's Common Stock were outstanding under various option plans. During 2008, the Company granted 854,000 options to purchase shares of its Common Stock to employees, directors and consultants.

A summary of the various established stock option plans is as follows:

1992 Plan. The maximum number of shares of the Company's Common Stock available for issuance under the 1992 Plan is 150,000 shares, subject to adjustment in the event of stock splits, stock dividends, mergers, consolidations and the like. Common Stock subject to options granted under the 1992 Plan that expire or terminate would again be available for options to be issued under the 1992 Plan. As of December 31, 2008, there were no options outstanding to purchase the Company's Common Stock under this plan. The Company does not plan to issue any additional options from the 1992 Plan.

1997 Plan and 2000 Plan. The 1997 Plan and the 2000 Plan are each administered by a committee appointed by the Board of Directors (the "Compensation Committee"). The Compensation Committee will designate the persons to receive options, the number of shares subject to the options and the terms of the options, including the option price and the duration of each option, subject to certain limitations. All stock options grants during 2006 were made from the 2000 Plan. The Company does not plan to issue any additional options from the 1997 Plan.

The maximum number of shares of Common Stock available for issuance under the 1997 Plan is 300,000 shares, as amended, and under the 2000 Plan, as amended, is 4,700,000 shares. Each plan is subject to adjustment in the event of stock splits, stock dividends, mergers, consolidations and the like. Common Stock subject to options granted under the 1997 Plan and the 2000 Plan that expire or terminate will again be available for options to be issued under each Plan.

The price at which shares of Common Stock may be purchased upon exercise of an incentive stock option must be at least 100% of the fair market value of Common Stock on the date the option is granted (or at least 110% of fair market value in the case of a person holding more than 10% of the outstanding shares of Common Stock (a "10% Stockholder").

The aggregate fair market value (determined at the time the option is granted) of Common Stock with respect to which incentive stock options are exercisable for the first time in any calendar year by an optionee under the 1997 Plan, the 2000 Plan or any other plan of the Company or a subsidiary, shall not exceed $100,000. The Compensation Committee will fix the time or times when, and the extent to which, an option is exercisable, provided that no option for annual option grants will be exercisable earlier than one year or later than ten years after the date of grant (or five years in the case of a 10% Stockholder). The option price is payable in cash or by check to the Company. However, the Board of Directors may grant a loan to an employee, other than an executive officer, pursuant to the loan provision of the 1997 Plan or the 2000 Plan, for the purpose of exercising an option or may permit the option price to be paid in shares of Common Stock at the then current fair market value, as defined in the 1997 Plan or the 2000 Plan.

Under the 1997 Plan, upon termination of an optionee's employment or consultancy, all options held by such optionee will terminate, except that any option that was exercisable on the date employment or consultancy terminated may, to the extent then exercisable, be exercised within three months thereafter (or one year thereafter if the termination is the result of permanent and total disability of the holder), and except such three month period may be extended by the Compensation Committee in its discretion. If an optionee dies while he is an employee or a consultant or during such three-month period, the option may be exercised within one year after death by the decedent's estate or his legatees or distributees, but only to the extent exercisable at the time of death. The 2000 Plan provides that the Compensation Committee may in its discretion determine when any particular stock option shall expire. A stock option agreement may provide for expiration prior to the end of its term in the event of the termination of the optionee's service to the Company or death or any other circumstances.

The 1997 Plan and the 2000 Plan each provides that outstanding options shall vest and become immediately exercisable in the event of a "sale" of the Company, including (i) the sale of more than 75% of the voting power of the Company in a single transaction or a series of transactions, (ii) the sale of substantially all assets of the Company, (iii) approval by the stockholders of a reorganization, merger or consolidation, as a result of which the stockholders of the Company will own less than 50% of the voting power of the reorganized, merged or consolidated company.

The Board of Directors may amend, suspend or discontinue the 1997 Plan, but it must obtain stockholder approval to (i) increase the number of shares subject to the 1997 Plan, (ii) change the designation of the class of persons eligible to receive options, (iii) decrease the price at which options may be granted, except that the Board may, without stockholder approval accept the surrender of outstanding options and authorize the granting of new options in substitution therefore specifying a lower exercise price that is not less than the fair market value of Common Stock on the date the new option is granted, (iv) remove the administration of the 1997 Plan from the Compensation Committee, (v) render any member of the Compensation Committee eligible to receive an option under the 1997 Plan while serving thereon, or (vi) amend the 1997 Plan in such a manner that options issued under it intend to be incentive stock options, fail to meet the requirements of Incentive Stock Options as defined in Section 422 of the Code.

The Board of Directors may amend, suspend or discontinue the 2000 Plan, but it must obtain stockholder approval to (i) increase the number of shares subject to the 2000 Plan or (ii) change the designation of the class of persons eligible to receive options.

Under current federal income tax law, the grant of incentive stock options under the 1997 Plan or the 2000 Plan will not result in any taxable income to the optionee or any deduction for the Company at the time the options are granted. The optionee recognizes no gain upon the exercise of an option. However the amount by which the fair market value of Common Stock at the time the option is exercised exceeds the option price is an "item of tax preference" of the optionee, which may cause the optionee to be subject to the alternative minimum tax. If the optionee holds the shares of Common Stock received on exercise of the option at least one year from the date of exercise and two years from the date of grant, he will be taxed at the time of sale at long-term capital gains rates, if any, on the amount by which the proceeds of the sale exceed the option price. If the optionee disposes of the Common Stock before the required holding period is satisfied, ordinary income will generally be recognized in an amount equal to the excess of the fair market value of the shares of Common Stock at the date of exercise over the option price, or, if the disposition is a taxable sale or exchange, the amount of gain realized on such sale or exchange if that is less. If, as permitted by the 1997 Plan or the 2000 Plan, the Board of Directors permits an optionee to exercise an option by delivering already owned shares of Common Stock valued at fair market value) the optionee will not recognize gain as a result of the payment of the option price with such already owned shares. However, if such shares were acquired pursuant to the previous exercise of an option, and were held less than one year after acquisition or less than two years from the date of grant, the exchange will constitute a disqualifying disposition resulting in immediate taxation of the gain on the already owned shares as ordinary income. It is not clear how the gain will be computed on the disposition of shares acquired by payment with already owned shares.

2001 Employee Stock Purchase Plan. The 2001 Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. All employees of the Company, its Pharmos Ltd. subsidiary or any other subsidiaries or affiliated entities who have completed 180 consecutive days of employment and who customarily work at least 20 hours per week will be eligible to participate in the 2001 Plan, except for any employee who owns five percent or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary on the date a grant of a right to purchase shares under the 2001 Plan (Right) is made. There currently are no such employees with such large holdings. Participation by officers in the 2001 Plan will be on the same basis as that of any other employee. No employee will be granted a Right which permits such employee to purchase shares under the 2001 Plan at a rate which exceeds $25,000 of fair market value of such shares (determined at the time such Right is granted) for each calendar year in which such Right is outstanding. Each Right will expire if not exercised by the date specified in the grant, which date will not exceed 27 months from the date of the grant. Rights will not be assignable or transferable by a participating employee, other than in accordance with certain qualified domestic relations orders, as defined in the Code, or by will or the laws of descent and distribution.

The total number of shares reserved for issuance under the 2001 Plan is 100,000 shares. Under the 2001 Plan, for any given calendar year, a participating employee can only be granted Rights to purchase that number of shares which, when multiplied by the exercise price of the Rights, does not exceed more than 10% of the employee's base pay. To date, the Company has issued 12,560 shares of its common stock under the 2001 Plan. The Company did not issue any shares under the 2001 Plan in 2008.

From time to time, the Board of Directors may fix a date or a series of dates on which the Company will grant Rights to purchase shares of Common Stock under the 2001 Plan at prices not less than 85% of the lesser of (i) the fair market value of the shares on the date of grant of such Right or (ii) the fair market value of the shares on the date such Right is exercised.

The 2001 Plan also provides that any shares of Common Stock purchased upon the exercise of Rights cannot be sold for at least six months following exercise, to avoid potential violations of the "short swing" trading provisions of Section 16 of the Securities Exchange Act of 1934, as amended.

The Board of Directors or a committee to which it delegates its authority under the 2001 Plan will administer, interpret and apply all provisions of the 2001 Plan. The Board has delegated such authority to the Compensation and Stock Option Committee.

The Board of Directors may amend, modify or terminate the 2001 Plan at any time without notice, provided that no such amendment, modification or termination may adversely affect any existing Rights of any participating employee, except that in the case of a participating employee of a foreign subsidiary of the Company, the 2001 Plan may be varied to conform with local laws. In addition, subject to certain appropriate adjustments to give effect to relevant changes in the Company's capital stock, no amendments to the 2001 Plan may be made without stockholder approval if such amendment would increase the total number of shares offered under the 2001 Plan or would render Rights "unqualified" for special tax treatment under the Code.

No taxable income will be recognized by a participant either at the time a Right is granted under the 2001 Plan or at the time the shares are purchased. Instead, tax consequences are generally deferred until a participant disposes of the shares (e.g., by sale or gift). The federal income tax consequences of a sale of shares purchased under the 2001 Plan will depend on the length of time the shares are held after the relevant date of grant and date of exercise, as described below.

If shares purchased under the 2001 Plan are held for more than one year after the date of purchase and more than two years from the date of grant, the participant generally will have taxable ordinary income on a sale or gift of the shares to the extent of the lesser of: (i) the amount (if any) by which the fair market value of the stock at the date of grant exceeds the exercise price paid by the participant; or (ii) the amount by which the fair market value of the shares on the date of sale or gift exceeds the exercise price paid by the participant for the shares. In the case of a sale, any additional gain will be treated as long-term capital gain. If the shares are sold for less than the purchase price, there will be no ordinary income, and the participant will have a long-term capital loss for the difference between the purchase price and the sale price.

If the stock is sold or gifted within either one year after the date of purchase or two years after the date of grant (a "disqualifying disposition"), the participant generally will have taxable ordinary income at the time of the sale or gift to the extent that the fair market value of the stock at the date of exercise was greater than the exercise price. This amount will be taxable in the year of sale or disposition even if no gain is realized on the sale, and the Company would be entitled to a corresponding deduction. A capital gain would be realized upon the sale of the shares to the extent the sale proceeds exceed the fair market value of those shares on the date of purchase. A capital loss would be realized to the extent the sales price of the shares disposed of is less than the fair market value of such shares on the date of purchase. Special tax consequences may follow from dispositions other than a sale or gift.

1997 Employees and Directors Warrants Plan

The 1997 Employees and Directors Warrants Plan was approved by the Stock Option Committee as of February 12, 1997 and March 19, 1997. 206,000 Warrants to purchase 206,000 shares of Common Stock were granted to certain employees of the Company. Of such warrants, 191,000 were granted at an exercise price of $7.95 per share and 15,000 were granted and an exercise price of $8.30 per share (together, the "1997 Employees Warrants"). The 1997 Employees Warrants become exercisable in increments of 25% each on their first, second, third and fourth anniversaries, respectively, and expired in the year 2007. 20,000 Warrants to purchase 20,000 shares of Common Stock were granted to directors of the Company at an exercise price of $7.95 per share (the "1997 Directors Warrants") on February 12, 1997. The 1997 Directors Warrants become exercisable in increments of 25% each on the first, second, third and fourth anniversaries of February 12, 1997 and shall expire on February 12, 2007. At December 31, 2008, there were no employee warrants outstanding.

Upon termination of a Warrant Holder's employment, consultancy or affiliation with the Company, all Warrants held by such Warrant Holder will terminate, except that any Warrant that was exercisable on the date which the employment, consultancy or affiliation terminated may, to the extent then exercisable, be exercised within three months thereafter (or one year thereafter if the termination is the result of permanent and total disability of the holder). If a Warrant Holder dies while he or she is an employee, consultant or affiliate of the Company, or during such three month period, the Warrant may be exercised within one year after death by the decedent's estate or his legatees or distributees, but only to the extent exercisable at the time of death.

Employment Contracts

Elkan R. Gamzu. Dr. Gamzu resigned on January 3, 2008. In February 2007, the Compensation and Stock Option Committees of the Board of Directors recommended, and the Board approved, an employment agreement for Dr. Gamzu as full time Chief Executive Officer of the Company. Dr. Gamzu's base compensation for 2007, effective February 26, was $300,000. Dr. Gamzu's agreement allows for an annual bonus of up to 25% of his base salary upon the attainment of agreed upon goals and milestones. In subsequent years, the bonus is to range from minimum of 25% of base salary to target of 50% of base salary, with no maximum limit, based on milestones and determined by the CEO and Compensation Committee. The other provisions of Dr. Gamzu's employment agreement relate to benefits, severance arrangements, automatic renewal and confidentiality and non-competition obligations.

S. Colin Neill. In October 2006, the Compensation and Stock Option Committees of the Board of Directors recommended, and the Board approved, a one year employment agreement for Mr. Neill as full time Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company. Mr. Neill's initial base compensation was $265,000. The other provisions of Mr. Neill's employment agreement relate to benefits, severance arrangements, automatic renewal and confidentiality and non-competition obligations. Mr. Neill received a sign-on bonus of $20,000 in October 2006. Mr. Neill was named President on January 3, 2008 and retained all previous titles and positions.

Compensation of Directors

Our Director compensation policy is as follows:

1. At the election of each Director, either (i) 20,000 fully vested ten-year stock options are granted in January and 20,000 fully vested ten-year stock options are granted on July 1, or (ii) a cash payment of $6,000 is made in January and $6,000 on July 1; and

2. The Chairman of the Audit Committee will be granted an additional 5,000 fully vested ten-year stock options in January and 5,000 fully vested ten-year stock options on July 1; and the Chairmen of the Compensation and the Governance and Nominating Committees will each be granted an additional 2,500 fully vested ten-year stock options in January and 2,500 fully vested ten-year stock options on July 1.

DIRECTOR COMPENSATION FOR 2008

The table below summarizes the compensation paid by the Company to non-employee Directors for the fiscal year ended December 31, 2008:

Name	Fees Earned or Paid in Cash($)	Option Awards	Total
Srinivas Akkaraju, M.D., Ph.D.	0	$ 16,711	$ 16,711
Anthony B. Evnin, Ph.D.	0	$ 17,967	$ 17,967
Elkan R. Gamzu, Ph.D. (2)	0	$ 22,457	$ 22,457
Lloyd I. Miller, III (3)	0	$ 17,001	$ 17,001
Charles W. Newhall, III	0	$ 17,967	$ 17,967

(1) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with FAS 123(R), and thus includes amounts from awards granted in and prior to 2008. Other than the options issued to Mr. Miller, which expired 90 days after his departure from the Board on August 5, 2008, all options awarded to Directors in 2008 remained outstanding at fiscal year-end.

(2) Dr. Gamzu retired from the Board at the end of his elected term on December 30, 2008.

(3) Mr. Miller retired from the Board effective August 5, 2008.

Director Retirements and New Director Appointment in 2008

On January 3, 2008, the Company announced the retirement of Haim Aviv, Ph.D., David Schlachet and Mony Ben Dor from the Board of Directors. On that date, the Board appointed Robert F. Johnston to the Board to serve as Executive Chairman.

Abraham Sartani retired from the Board on February 11, 2008, Lloyd I. Miller retired from the Board effective August 5, 2008, and Elkan Gamzu, PhD, retired from the board at the end of his elected term on December 30, 2008.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation and Stock Option Committee in 2008 were Anthony B. Evnin and Charles W. Newhall, III. There were no interlocks on the Compensation and Stock Option Committee in 2008.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

EQUITY COMPENSATION PLAN INFORMATION

The table below provides certain information concerning our equity compensation plans as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	2,775,081	$3.27	1,799,017
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,775,081	$3.27	1,799,017

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of February 18, 2009, except as set forth in the footnotes, by (i) each person who was known by the Company to own beneficially more than 5% of any class of the Company's Stock, (ii) each of the Company's executive officers and Directors, and (iii) all current Directors and executive officers of the Company as a group. Except as otherwise noted, each person listed below has sole voting and dispositive power with respect to the shares listed next to such person's name.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership		Percentage of Total (1)
Robert F. Johnston c/o Pharmos Corporation 99 Wood Avenue South, Suite 311, Iselin, NJ 08830	1,488,806	(2)	5.5%
Srinivas Akkaraju, M.D., Ph.D. c/o Panorama Management, LLC 2440 Sand Hill Road, Suite 302, Menlo Park, CA 94025	2,915,160	(3)	10.8%
Anthony B. Evnin c/o Venrock Associates 530 Fifth Avenue, 22nd Floor, New York, NY 10036	1,656,376	(4)	6.2%
Charles W. Newhall, III c/o New Enterprise Associates 1119 St. Paul Street, Baltimore, MD 21202	2,253,988	(5)	8.4%
S. Colin Neill c/o Pharmos Corporation 99 Wood Avenue South, Suite 311, Iselin, NJ 08830	187,500	(6)	*
All Current Directors and Executive Officers as a group (five persons)	8,501,830	(7)	30.8%
JP Morgan Partners BHCA LLP c/o JP Morgan Partners, LLC 270 Park Avenue, 39th Floor, New York, NY 10017	2,845,160		10.6%
New Enterprise Associates 10, LP 1119 St. Paul Street, Baltimore, MD 21202	2,176,488		8.1%
Venrock Assoicates Venrock Associates III LP Venrock Entrepreneurs Fund III LP 530 Fifth Avenue, 22nd Floor, New York, NY 10036	1,578,876		5.9%

* Less than 1%.

(1) Based on 26,798,526 shares of common stock outstanding, plus each individual's warrants or options which are either currently exercisable or will be exercisable within 60 days of the date set forth above. Assumes that no other individual will exercise any warrants and/or options.

(2) Consists of 1,043,099 outstanding shares, 136,111 shares issuable upon exercise of currently exercisable options, and 309,596 shares issuable upon conversion of a debenture.

(3) Consists of shares beneficially owned by JP Morgan Partners BHCA LLP and 70,000 shares issuable upon exercise of currently exercisable options.

(4) Consists of shares beneficially owned by Venrock Associates, Venrock Associates III LP and Venrock Entrepreneurs Fund III LP and 77,500 shares issuable upon exercise of currently exercisable options.

(5) Consists of shares beneficially owned by New Enterprise Associates 10, LP and 77,500 shares issuable upon exercise of currently exercisable options.

(6) Consists of 75,000 outstanding shares and 112,500 shares issuable upon exercise of currently exercisable options.

(7) Consists of 7,718,623 outstanding shares, 473,611 shares issuable upon exercise of currently exercisable options, and 309,596 shares issuable upon conversion of a debenture.

Item 13. Certain Relationships, Related Transactions and Director Independence

Director Independence. The Company has determined that three of the four Directors serving at December 31, 2008 (Srinivas Akkaraju, Anthony B. Evnin, and Charles W. Newhall, III), were independent under applicable Nasdaq rules.

Item 14. Principal Accounting Fees and Services

Audit fees

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in connection with its audit of the Company's consolidated financial statements as of and for the years ended December 31, 2008 and 2007, its reviews of the Company's unaudited consolidated interim financial statements, and for SEC filings were $208,000 and $257,000, respectively.

Audit-related fees

There were no audit-related fees in 2008 and 2007.

Tax fees

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in connection with its income tax compliance and related tax services for the years ended December 31, 2008 and 2007 were $0 and $0, respectively.

All other fees

A fee of $1,500 was incurred in each of 2008 and 2007 in relation to subscription services for accounting related topics. The Company also licenses Automated Disclosure Checklist-Client Assist from PricewaterhouseCoopers LLP at no cost.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

The charter of the Audit Committee requires that the Committee review and pre-approve all audit, review or attest engagements of, and non-audit services to be provided by, the independent registered public accounting firm (other than with respect to the de minimis exception permitted by the Sarbanes-Oxley Act of 2002 and the SEC rules promulgated thereunder). The Audit Committee pre-approved all auditing services and permitted non-audit services rendered by PricewaterhouseCoopers LLP in 2008.

The pre-approval duty may be delegated to one or more designated members of the Audit Committee, with any such pre-approval reported to the Committee at its next regularly scheduled meeting. Any such designated member(s) of the Committee shall also have the authority to approve non-audit services already commenced by the independent registered public accounting firm if (i) the aggregate amount of all such services provided constitutes no more than five percent (5%) of the total amount of revenues paid by the Company to the independent registered public accounting firm during the fiscal year in which the services are provided, (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services, and (iii) such services are promptly brought to the attention of the Committee and approved by such designated member(s) prior to the completion of the audit.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Exhibits

(1) FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Consolidated balance sheets as of December 31, 2008 and 2007
Consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2008, 2007 and 2006
Consolidated statements of cash flows for the years ended December 31, 2008, 2007, and 2006
Notes to consolidated financial statements

(2) FINANCIAL STATEMENT SCHEDULES

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(3) EXHIBITS

2 Plan of purchase, sale, reorganization, arrangement, liquidation, or succession

2(a) Agreement and Plan of Merger by and among Pharmos Corporation, Vela Acquisition Corporation and Vela Pharmaceuticals Inc. dated March 14, 2006 (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed March 15, 2006).

2(b) Amendment to Agreement and Plan of Merger by and among Pharmos Corporation, Vela Acquisition Corporation and Vela Pharmaceuticals Inc. dated August 31, 2006 (incorporated by reference to Exhibit 2.1 of the registrant's Current Report on Form 8-K filed September 5, 2006).

2(c) Amendment No.2 to Agreement and Plan of Merger by and among Pharmos Corporation, Vela Acquisition Corporation, Vela Acquisition No.2 Corporation and Vela Pharmaceuticals Inc. dated September 29, 2006 (incorporated by reference to Exhibit 2.1 of the registrant's Current Report on Form 8-K filed October 5, 2006).

2(d) Amendment No. 3 to Agreement and Plan of Merger dated as of January 3, 2008 by and among Pharmos Corporation and the Representatives named therein (incorporated by reference to Exhibit 4.5 of the registrant's Current Report on Form 8-K filed January 4, 2008).

3 Articles of Incorporation and By-Laws

3(a) Restated Articles of Incorporation (Incorporated by reference to Appendix E to the Joint Proxy Statement/Prospectus included in the Form S-4 Registration Statement of the Company dated September 28, 1992 (No. 33-52398)

3(b) Certificate of Amendment of Restated Articles of Incorporation dated January 30, 1995 (Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 1994).

3(c) Certificate of Amendment of Restated Articles of Incorporation dated January 16, 1998 (Incorporated by reference to the Company's Current Report on Form 8-K, dated February 6, 1998).

3(d) Certificate of Amendment of Restated Articles of Incorporation dated October 21, 1999 (Incorporated by reference to exhibit 4(e) to the Form S-3 Registration Statement of the Company filed September 28, 2000 (No. 333-46818)).

3(e) Certificate of Amendment of Restated Articles of Incorporation dated July 19, 2002 (Incorporated by reference to Exhibit 3 to the Company's Report on Form 10-Q for the quarter ended June 30, 2002).

3(f) Certificate of Amendment of Restated Articles of Incorporation dated July 7, 2004 (Incorporated by reference to Exhibit 3.1 to the Company's Report on Form 10-Q for the quarter ended June 30, 2004).

3(g) Certificate of Amendment to Articles of Incorporation dated September 23, 2005 (Incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

3(h) Amended and Restated By-Laws (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

4 Instruments defining the rights of security holders, including indentures

4(a) Form of Employee Warrant Agreement, dated April 11, 1995, between the Company and Oculon Corporation (Incorporated by reference to the Company's Current Report on Form 8-K, dated April 11, 1995, as amended).

4(b) Form of Warrant Agreement dated as of April 30, 1995 between the Company and Charles Stolper (Incorporated by reference to Form S-3 Registration Statement of the Company dated November 14, 1995, as amended [No. 33-64289]).

4 (c) Form of Stock Purchase Warrant dated as of March 31, 1997 between the Company and the Investor (Incorporated by reference to Form S-3 Registration Statement of the Company dated March 5, 1998 [No. 333-47359]).

4(d) Form of Common Stock Purchase Warrant exercisable until September 1, 2005 (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on September 11, 2000).

4(e) Form of placement agent warrant with Ladenburg Thalmann & Co. Inc. (Incorporated by reference to Form S-3 Registration Statement of the Company dated September 28, 2000 (No. 333-46818).

4(f) Form of placement agent warrant with SmallCaps OnLine LLC (Incorporated by reference to Form S-3 Registration Statement of the Company dated September 28, 2000 (No. 333-46818).

4(g) Form of consulting warrant with SmallCaps OnLine LLC (Incorporated by reference to Form S-3 Registration Statement of the Company dated September 28, 2000 (No. 333-46818).

4(h) Certificate of Designation, Rights Preferences and Privileges of Series D Preferred Stock of the Company (Incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed on October 24, 2002).

4(i) Rights Agreement dated as of October 23, 2002 between the Company and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on October 24, 2002).

4(j) Form of Investor Warrant dated March 4, 2003 (Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on March 4, 2003).

4(k) Form of Placement Agent's Warrant dated March 4, 2003 (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 4, 2003).

4(l) Registration Rights Agreement dated as of May 30, 2003 between the Company and the purchasers. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on June 3, 2003).

4(m) Form of Investor Warrant dated June 2, 2003 (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on June 3, 2003).

4(n)	Securities Purchase Agreement dated as of September 26, 2003 between the Company and the purchasers identified on the signature pages thereto 2003 (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 30, 2003).
4(o)	Form of 4% convertible debenture due March 31, 2005 (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on September 30, 2003).
4(p)	Registration Rights Agreement dated as of September 26, 2003 between the Company and the purchasers signatory thereto (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on September 30, 2003).
4(q)	Form of Common Stock Purchase Warrant (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on September 30, 2003).
4(r)	Escrow Agreement dated as of September 26, 2003 between the Company, the purchasers signatory thereto and Feldman Weinstein LLP (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on September 30, 2003).
4(s)	Form of Placement Agent Common Stock Purchase Warrant (Incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on September 30, 2003).
4(t)	Rights Agreement Amendment, dated October 23, 2006, between Pharmos Corporation and American Stock Transfer & Trust Co. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 27, 2006).
4(u)	Registration Rights Agreement, dated as of October 25, 2006, by and among Pharmos Corporation and the Representatives named therein (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 31, 2006).
4(v)	10% Convertible Debenture dated as of January 3, 2008 of Pharmos Corporation (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on January 4, 2008).
4(w)	Registration Rights Agreement dated as of January 3, 2008 by and among Pharmos Corporation and the Purchasers named therein (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on January 4, 2008).
4(x)	Amendment No. 2 dated as of January 3, 2008 to the Rights Agreement, dated as of September 5, 2002, as amended on October 23, 2006 (the "Rights Agreement"), between Pharmos Corporation and American Stock Transfer & Trust Co., as Rights Agent (Incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on January 4, 2008).
4(y)	Amendment No. 1 to Registration Rights Agreement dated as of April 25, 2008 by and among Pharmos Corporation and the Purchasers named therein (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 1, 2008).
4(z)	Amendment No. 2 to Registration Rights Agreement by and among Pharmos Corporation and the Purchasers named therein (Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).
4(aa)	Form of waiver under Pharmos Corporation 10% Convertible Debentures Due November 1, 2012 (Incorporated by reference to exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

10 Material Contracts

10(a)	Employment Agreement dated as of April 2, 2001, between Pharmos Corporation and Haim Aviv (Incorporated by reference to Exhibit 10(n) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).**
10(b)	Amendment of Employment Agreement with Haim Aviv, dated as of January 25, 2006 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).**

10(c)	Employment Agreement dated as of April 2, 2001, between Pharmos Corporation and Gad Riesenfeld (Incorporated by reference to Exhibit 10(o) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).**
10(d)	Amendment of Employment Agreement dated as of April 23, 2001, between Pharmos Corporation and Gad Riesenfeld (Incorporated by reference to Exhibit 10(p) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).**
10(e)	Amendment of Employment Agreement dated as of February 16, 2005 between Pharmos Corporation and Gad Riesenfeld (Incorporated by reference to Exhibit 10(w) to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).**
10(f)	Employment Agreement dated as of July 19, 2004 between Pharmos Corporation and James A. Meer (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).**
10(g)	Employment Agreement dated as of November 7, 2005, between Pharmos Corporation and Alan L. Rubino (Incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).**
10(h)	Employment Agreement between Pharmos Corporation and S. Colin Neill, dated as of October 5, 2006 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 6, 2006).**
10(i)	Retention Award Agreement dated as of September 6, 2004 between Pharmos Corporation and Dr. Haim Aviv (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 10, 2004).**
10(j)	Retention Award Agreement dated as of September 6, 2004 between Pharmos Corporation and Dr. Gad Riesenfeld (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 10, 2004).**
10(k)	Consulting Agreement between Pharmos Corporation and Dr. Georges Anthony Marcel, dated October 17, 2006 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 20, 2006).**
10(l)	Consulting Agreement between Pharmos Corporation and Dr. Lawrence F. Marshall, dated October 17, 2006 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 20, 2006).**
10(m)	1997 Incentive and Non-Qualified Stock Option Plan (Annexed as Appendix B to the Proxy Statement on Form 14A filed November 5, 1997).**
10(n)	Amended and Restated 2000 Incentive and Non-Qualified Stock Option Plan.**
10(o)	Amendment to the 2000 Stock Option Plan (incorporated by reference to Appendix D to the Company's Definitive Proxy Statement on Schedule 14A filed on September 10, 2007).**
10(p)	2001 Employee Stock Purchase Plan (Incorporated by reference to Exhibit B to the Company's Definitive Proxy Statement on Form 14A filed on June 6, 2001).**
10(q)(1)	Agreement between Avitek Ltd. ("Avitek") and Yissum Research Development Company of the Hebrew University of Jerusalem ("Yissum") dated November 20, 1986 (Incorporated by reference to Annual Report on Form 10-K, as amended by Form10-K/A, for year ended December 31, 1992). (1)
10(q)(2)	Supplement to Agreement (Incorporated by reference to Annual Report on Form 10-K, as amended by Form 10-K/A, for year ended December 31, 1992). (1)
10(q)(3)	Hebrew language original executed version of Agreement (Incorporated by reference to Annual Report on Form 10-K, as amended by Form 10-K/A, for year ended December 31, 1992). (1)
10(r)(1)	Agreement between Avitek and Yissum dated January 25, 1987 (Incorporated by reference to Annual Report on Form 10-K, as amended by Form 10-K/A, for year ended December 31, 1992). (1)

10(r)(2)	Schedules and Appendixes to Agreement (Incorporated by reference to Annual Report on Form 10-K, as amended by Form 10-K/A, for year ended December 31, 1992). (1)
10(r)(3)	Hebrew language original executed version of Agreement (Incorporated by reference to Annual Report on Form 10-K, as amended by Form 10-K/A, for year ended December 31, 1992). (1)
10(s)(1)	Research, Development and License Agreement between Pharmos Ltd., Pharmos Corporation ("Old Pharmos") and Yissum dated February 5, 1991 (Incorporated by reference to Annual Report on Form 10-K, as amended by Form 10-K/A, for year ended December 31, 1992). (1)
10(s)(2)	Schedules and Appendixes to Agreement (Incorporated by reference to Annual Report on Form 10-K, as amended by Form 10-K/A, for year ended December 31, 1992). (1)
10(s)(3)	Amendment No.1 to Research, Development and License Agreement between Pharmos Corporation, Pharmos Ltd. and Yissum Research Development Company of the Hebrew University of Jerusalem, dated May 31, 2006 (incorporated by reference to exhibit 99.1 to the registrant's Current Report on Form 8-K filed June 6, 2006).
10(t)	License Assignment and Amendment Agreement dated as of October 9, 2001 by and among Dr. Nicholas S. Bodor, Pharmos Corporation and Bausch & Lomb Incorporated (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 16, 2001).
10(u)	Asset Purchase Agreement between Bausch & Lomb Incorporated and Pharmos Corporation dated October 9, 2001 (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 16, 2001).
10(v)	Amendment No. 1 to Asset Purchase Agreement dated as of December 28, 2001 between Bausch & Lomb Incorporated and Pharmos Corporation (Incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10(w)	Amendment No. 2 to Asset Purchase Agreement dated as of December 30, 2004 between Bausch & Lomb Incorporated and Pharmos Corporation (Incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10(x)	License Agreement dated as of December 18, 2001 between Pharmos Ltd. and Herbamed Ltd. (Incorporated by reference to Exhibit 10(p) to the Annual Report on Form 10-K for year ended December 31, 2002).
10(y)	Amendment No. 1, dated as of June 30, 2005, to the License Agreement by and between Pharmos Ltd. and Herbamed Ltd., dated as of December 18, 2001 (Incorporated by reference to exhibit 99.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
10(z)	Settlement Agreement between the Company and Lloyd I. Miller, III dated August 31, 2006 (incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K filed September 5, 2006).
10(aa)	Voting Agreement and Waiver by and among the Company, Lloyd I. Miller, III, Trust A-4 - Lloyd I. Miller, Milfam II L.P. and Milfam LLC dated August 31, 2006 (incorporated by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K filed September 5, 2006).
10(bb)	Employment Agreement between Pharmos Corporation and Elkan R. Gamzu, dated as of March 20, 2007 (incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K filed March 26, 2007).
10(cc)	Letter of Agreement between Pharmos Corporation and Haim Aviv, dated March 20, 2007 (incorporated by reference to Exhitit 10.2 of the registrant's Current Report on Form 8-K filed March 26, 2007.

10(dd) Securities Purchase Agreement dated as of January 3, 2008 by and among Pharmos Corporation and the Purchasers named therein (incorporated by reference to Exhibit 4.1 of the registrant's Current Report on Form 8-K filed January 4, 2008).

10(ee) Letter Agreement dated January 3, 2008 regarding Additional Debenture Investment among Pharmos Corporation, New Enterprise Associates 10, Limited Partnership, Lloyd I. Miller, III and Robert F. Johnston (incorporated by reference to Exhibit 4.2 of the registrant's Current Report on Form 8-K filed January 4, 2008).

10(ff) Agreement dated January 3, 2008 between Pharmos Corporation and Mony Ben Dor (incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K filed January 4, 2008).

10(gg) Agreement dated January 3, 2008 between Pharmos Corporation and David Schlachet (incorporated by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K filed January 4, 2008).

10(hh) Agreement dated January 3, 2008 between Pharmos Corporation and Haim Aviv_(incorporated by reference to Exhibit 10.3 of the registrant's Current Report on Form 8-K filed January 4, 2008).

21 Subsidiaries of the Registrant

21(a) Subsidiaries of the Registrant (Incorporated by reference to Annual Report on Form 10-K, as amended by Form 10-K/A, for year ended December 31, 1992).

23 Consents of Experts and Counsel

23(a) *** Consent of PricewaterhouseCoopers LLP

31 Rule 13a-14(a)/15d-14(a) Certifications

31(a)*** Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

31(b)*** Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

32 Section 1350 Certifications

32(a)*** Section 1350 Certification of Principal Executive Officer and Chief Financial Officer

(1) Confidential information is omitted and identified by a * and filed separately with the SEC.

(**) This document is a management contract or compensatory plan or arrangement.

(***) Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMOS CORPORATION

By: /s/ Robert F. Johnston

Robert F. Johnston
Executive Chairman
(Principal Executive Officer)

Date: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ S. Colin Neill S. Colin Neill	President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2009
/s/ Srinivas Akkaraju Srinivas Akkaraju, MD, Ph.D	Director	February 27, 2009
/s/ Anthony B. Evnin Anthony B. Evnin, Ph.D	Director	February 27, 2009
/s/ Charles W. Newhall, III Charles W. Newhall, III	Director	February 27, 2009

Pharmos Corporation
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2008 and 2007	F-3
Consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006	F-4
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2008, 2007 and 2006	F-5
Consolidated statements of cash flows for the years ended December 31, 2008, 2007, and 2006	F-6
Notes to consolidated financial statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Pharmos Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Pharmos Corporation and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for advance payments for research and development activities in 2008, for share-based compensation in 2006, and adopted FIN 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, NY
February 25, 2009

PHARMOS CORPORATION
Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
Assets		
Current Assets		
Cash and cash equivalents	$ 4,730,282	$ 7,481,741
Short-term investments	-	3,686,568
Restricted cash	38,998	86,695
Research and development grants receivable	-	3,859
Prepaid expenses and other current assets	1,049,898	225,185
Total current assets	5,819,178	11,484,048
Fixed assets, net	9,692	424,458
Restricted cash	-	65,031
Severance pay funded	-	264,934
Other assets	143,294	136,488
Total assets	$ 5,972,164	$ 12,374,959
Liabilities and Shareholder's Equity		
Current liabilities		
Accounts payable	$ 883,966	$ 768,768
Accrued expenses	615,663	404,937
Accrued wages and other compensation	87,000	805,995
Total current liabilities	1,586,629	1,979,700
Other liability	44,316	51,888
Severance pay	-	358,706
Convertible debentures	4,000,000	-
Total liabilities	5,630,945	2,390,294
Shareholders' Equity		
Preferred stock, $.03 par value, 1,250,000 shares authorized, none issued and outstanding	-	-
Common stock, $.03 par value; 60,000,000 shares authorized, 26,210,290 and 25,603,759 issued in 2008 and 2007, respectively	786,307	768,112
Paid-in capital in excess of par	206,309,096	205,881,331
Accumulated deficit	(206,753,758)	(196,664,352)
Treasury stock, at cost, 2,838 shares	(426)	(426)
Total shareholders' equity	341,219	9,984,665
Total liabilities and shareholders' equity	$ 5,972,164	$ 12,374,959

The accompanying notes are an integral part of these consolidated financial statements.

PHARMOS CORPORATION
Consolidated Statements of Operations

	Year ended December 31,		
Expenses	**2008**	**2007**	**2006**
Research and development, gross	$ 9,028,705	$ 11,457,566	$ 8,956,821
Grants	-	(812,042)	(1,445,513
Research and development, net of grants	9,028,705	10,645,524	7,511,308
In-process acquired research and development	-	-	20,607,575
General and administrative	1,965,243	6,698,601	9,108,867
Depreciation and amortization	106,236	235,134	314,769
Total operating expenses	11,100,184	17,579,259	37,542,519
Loss from operations	(11,100,184)	(17,579,259)	(37,542,519)
Other income (expense)			
Interest income	255,751	938,312	1,778,042
Interest expense	(490,537)	-	-
Change in value of warrants	-	11,435	27,445
Other income (expense)	41,438	47,905	(12,712)
Other (expense) income, net	(193,348)	997,652	1,792,775
Loss before income taxes	$ (11,293,532)	$ (16,581,607)	$ (35,749,744)
Income tax benefit	(1,204,126)	(955,782)	(612,775)
Net loss	$ (10,089,406)	$ (15,625,825)	$ (35,136,969)
Net loss per share			
- basic and diluted	$ (0.39)	$ (0.61)	$ (1.74)
Weighted average shares outstanding			
- basic and diluted	25,934,973	25,591,660	20,249,714

The accompanying notes are an integral part of these consolidated financial statements.

Pharmos Corporation
Consolidated Statements of Changes in Shareholders' Equity
For the Years ended December 31, 2008, 2007 and 2006

	Common Stock					Treasury Stock		
	Shares	Amount	Deferred Compensation	Paid-in Capital in Excess of Par	Accumulated Deficit	Shares	Amount	Total Stockholders' Equity
December 31, 2005	19,065,784	$571,973	$(529,393)	$191,093,338	$(145,901,558)	2,838	$(426)	$45,233,934
Stock and option issuance for employee compensation and amortization of retention award				1,363,092				1,363,092
Issuance of Common Stock for Vela Acquisition, ne t of direct costs of $32,007	6,500,000	195,000		12,772,993				12,967,993
Reclassify deferred Compensation to Paid in Capital			529,393	(529,393)				
Net loss					(35,136,969)			(35,136,969)
December 31, 2006	25,565,784	766,973	0	204,700,030	(181,038,527)	2,838	(426)	24,428,050
Stock and option issuance for employee compensation and amortization of retention award				1,182,440				1,182,440
Issuance of Retention Award Shares	37,975	1,139		(1,139)				
Net Loss					(15,625,825)			(15,625,825)
December 31, 2007	25,603,759	768,112	$0	205,881,331	(196,664,352)	2,838	(426)	9,984,665
Stock and option issuance for employee compensation	160,716	4,821		281,561				286,382
Issuance of Common Stock for Debenture Interest payment	445,815	13,374		146,204				159,578
Net Loss					(10,089,406)			(10,089,406)
December 31, 2008	26,210,290	$786,307	$0	$206,309,096	$(206,753,758)	2,838	$(426)	$341,219

The accompanying notes are an integral part of these consolidated financial statements.

Pharmos Corporation
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2008	2007	2006
Cash flows from operating activities			
Net loss	$ (10,089,406)	$ (15,625,825)	$ (35,136,969)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	106,236	235,134	314,769
Provision for severance pay	(358,706)	(961,918)	305,977
Change in the value of warrants	-	(11,435)	(27,445)
Share-based compensation	286,382	1,182,441	1,363,092
Debenture interest paid in common stock	159,578		
Non cash portion of in-process research and development charge	-	-	13,000,000
Gain on disposition of fixed assets	(213,677)	(12,383)	-
Changes in operating assets and liabilities:			
Research and development grants receivable	3,859	294,006	436,372
Prepaid expenses and other current assets	(454,713)	199,473	118,451
Other assets	(6,806)	(111,474)	3,482
Accounts payable	115,198	105,576	143,788
Accrued expenses	210,726	(484,846)	314,561
Accrued wages and other compensation	(718,995)	(196,577)	(495,209)
Other liabilities	(7,572)	(25,794)	(43,222)
Net cash used in operating activities	(10,967,896)	(15,413,622)	(19,702,353)
Cash flows from investing activities			
Purchases of fixed assets	(1,730)	(176,592)	(165,366)
Proceeds from disposition of fixed assets	153,937	122,839	-
Purchase of short-term investments	-	(6,933,488)	(23,312,980)
Proceeds from sale of short-term investments	3,686,568	16,419,593	45,888,650
Severance pay funding	264,934	710,876	(203,611)
Decrease (increase) in restricted cash	112,728	(4,878)	(4,447)
Net cash provided by investing activities	4,216,437	10,138,350	22,202,246
Cash flows from financing activities			
Costs from registration of common stock issued with Vela Acquisition	-	-	(32,007)
Proceeds from issuance of convertible debentures	4,000,000	-	-
Net cash provided by (used in) financing activities	4,000,000	-	(32,007)
Net increase (decrease) in cash and cash equivalents	(2,751,459)	(5,275,272)	2,467,886
Cash and cash equivalents at beginning of year	7,481,741	12,757,013	10,289,127
Cash and cash equivalents at end of year	$ 4,730,282	$ 7,481,741	$ 12,757,013
Supplemental information:			
Interest paid	$ 53,201	-	-
Supplemental disclosure of non-cash investing and financing activities:			
Common stock issued with Vela acquisition	-	-	$ 13,000,000

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Pharmos Corporation (the "Company" or "Pharmos" is a bio-pharmaceutical company that is focused on the development and execution of a clinical trial for Dextofisopam for the treatment of Irritable Bowel Syndrome (IBS). Earlier work performed in the Pharmos Israel facilities covering the discovery and development of novel therapeutic drugs to treat a range of indications including pain, inflammatory, autoimmune and select CNS disorders is available for licensing or sale.

The Company has executive offices in Iselin, New Jersey. The Company's office in Israel was closed effective October 31, 2008.

2. Liquidity and Business Risks

Except for 2001, the Company has experienced operating losses every year since inception in funding the research, development and clinical testing of our drug candidates. The Company had an accumulated deficit of $206.8 million as of December 31, 2008 and expects to continue to incur losses going forward. Such losses have resulted principally from costs incurred in research and development and from general and administrative expenses. The Company has financed its operations with public and private offerings of securities, advances and other funding pursuant to an earlier marketing agreement with Bausch & Lomb, grants from the Office of the Chief Scientist of Israel, research contracts, the sale of a portion of its New Jersey net operating loss carryforwards, and interest income. Management believes that the current cash, cash equivalents and short term investments, totaling $4.7 million as of December 31, 2008, will be sufficient to support the Company's currently planned continuing operations through at least March 31, 2009. The above factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is actively pursuing various funding options, including equity offerings, equity-like financing, strategic corporate alliances, business combinations and the establishment of product related research and development limited partnerships, to obtain additional financing to continue the development of its products and bring them to commercial markets. There can be no assurance that the Company will be successful in its efforts to raise additional capital. Should the Company be unable to raise adequate financing or generate revenue in the future, long-term operations will need to be scaled back or discontinued.

On September 26, 2007, the Company received notice from The Nasdaq Stock Market ("Nasdaq") that the minimum bid price of its common stock had fallen below $1.00 for 30 consecutive business days and that it was therefore not in compliance with Nasdaq listing rules. The Company had until March 24, 2008 (180 calendar days from September 26, 2007) to regain compliance. On March 25, 2008, Pharmos received notice from Nasdaq that, in accordance with Marketplace Rule 4310(c)(8)(D), Pharmos was provided an additional period of 180 calendar days, or until September 22, 2008, to regain compliance.

On September 23, 2008, the Company was notified by Nasdaq that it had failed to regain compliance with Marketplace Rule 4310. The Company requested a hearing on the matter. Subsequent to the hearing request, Pharmos received notice from Nasdaq that the minimum bid price and market value of publicly held shares requirements were suspended through January 16, 2009, which has been again extended to April 20, 2009.

On November 11, 2008, the Company received notice from Nasdaq that it was not in compliance with Nasdaq Marketplace Rule 4310(c)(3), which requires it to have a minimum of $2,500,000 in stockholders' equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. At December 31, 2008, the Company's stockholders' equity was $341,219, the market value of its listed securities was $2,096,823, and the Company had net losses from its continuing operations for the three most recently completed fiscal years. We were granted additional time to February 24, 2009 to regain compliance. We have not regained compliance and have the option of requesting an appeal hearing.

Under these circumstances, Nasdaq is reviewing the Company's eligibility for continued listing on the Nasdaq Capital Market. In order to facilitate this review, the Company provided to Nasdaq, on November 26, 2008, its specific plan to achieve and sustain compliance with all of the Nasdaq continued listing requirements, including the time frame for completion of the plan. Regaining compliance is contingent upon completion of a financing.

No assurance can be given that the Company will regain compliance with Nasdaq's continued listing standards. If the Company's common stock were to be delisted from Nasdaq, liquidity for its common stock could be significantly decreased which could reduce the trading price and increase the transaction costs of trading shares of its common stock.

3. Convertible Debentures

On January 3, 2008, Pharmos Corporation completed an initial closing of a private placement of its 10% Convertible Debentures due November 2012. At the initial closing the Company issued $4,000,000 principal amount of the Debentures, at par, and received gross proceeds in the same amount.

The purchasers consisted of certain existing investors in the Company, namely Venrock Associates (which is affiliated with Anthony B. Evnin), New Enterprise Associates (which is affiliated with Charles W. Newhall, III), Lloyd I. Miller, III and Robert F. Johnston.

The Debentures mature the earlier of November 1, 2012 or the sale of the Company. The Debentures, together with all accrued and unpaid interest thereon, may be repaid, without premium or penalty, commencing on November 1, 2011. Starting on November 1, 2009 (or earlier sale of the Company), any outstanding Debenture may be converted into common shares at the option of the holder. The conversion price is fixed equal to $0.70 per share. The Debentures bear interest at the rate of 10% per annum, payable semi-annually either in cash or common stock of the Company at the option of the Company, provided that an effective registration statement is in effect.

The total possible number of shares of common stock that may be issued pursuant to the conversion terms of the outstanding 10% Convertible Debentures amounts to 5,714,286.

The Company elected to pay the interest on its 10% Convertible Debentures due November 2012 incurred through the first interest payment date, July 15, 2008, in common stock and received waivers from three of the four holders of the convertible debentures to pay the interest in common stock notwithstanding the absence of a registration statement. The interest conversion rate is defined as the greater of (i) the average of the five closing prices immediately prior to the applicable interest payment date, (ii) the closing price on the date of the second closing (which has not occurred to date), and (iii) the closing price on the date of the first closing (which was $0.34). The average of the five closing prices prior to July 15, 2008 was $0.358. The dollar amount of interest incurred from January 3, 2008 (the debenture inception) to July 14, 2008 to be paid in stock amounted to $159,602 which, converted at $0.358 per share, resulted in an aggregate of 445,815 shares issued to the debenture holders who agreed to receive interest in the form of common stock. In addition, the Company made a cash interest payment of $53,201 to the fourth debenture holder. The January 2009 interest payment of $200,000 was paid to the debenture holders in 588,236 shares of common stock.

The closing price on the date of the first closing was $0.34 which means that, under the payment terms of the Convertible Debentures, up to an additional 5,294,118 shares of common stock could be issued as interest over the life of the Convertible Debentures. Should the price of the common stock be greater than $0.34 at the payment date, fewer shares would be issued.

Under the terms of the offering, the Company may raise gross proceeds up to an aggregate of $8,000,000 from the sale of Debentures in the placement (including the Debentures issued at the initial closing). A second closing was targeted for no later than 45 days from the date of the initial closing but did not occur.

The Company also entered into a Registration Rights Agreement (including two subsequent amendments thereto) with the purchasers, pursuant to which the Company will, at the request of holders of a majority of the debentures and underlying shares, register for resale such of the shares issued and/or issuable upon conversion of the Debentures and issued and/or issuable in lieu of cash interest payments as permitted by the SEC.

The Company incurred $217,083 in financing costs which have been capitalized and are being amortized utilizing an effective interest rate of 7%. $92,735 in costs have been amortized in the year ended December 31, 2008. These costs have been included in interest expense.

4. Significant Accounting Policies

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Pharmos Ltd. and Vela Pharmaceuticals. All significant intercompany balances and transactions are eliminated in consolidation. The functional currency for Pharmos Ltd is the US dollar. Vela Acquistion Corp. is dormant and was used as the vehicle to acquire Vela Pharmaceuticals Inc. in October 2006. The Israel operations, research and development activities ceased effective October 31, 2008 and the Company is voluntarily liquidating Pharmos Ltd.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, costs and expenses during the reporting period. The most significant estimates and assumptions related to stock based compensation asset impairments, including estimates of commitments and contingencies, and the tax valuation allowance. Actual results could differ from those estimates.

Net loss per common share

Basic and diluted net loss per common share was computed by dividing the net loss for the period by the weighted average number of shares of common stock issued and outstanding. In accordance with the requirements of Statement of Financial Accounting Standards No. 128, potential shares of common stock have been excluded from the calculation of diluted net loss per common share, as their inclusion would be antidilutive.

The following table summarized the equivalent number of potential common shares assuming the related securities that were outstanding as of December 31, 2008 and 2007 had been converted.

	2008	2007
Stock options	2,737,106	2,420,386
Warrants	-	297,739
Total potential dilutive securities not included in loss per share	2,737,106	2,718,125

On January 3, 2008 the Company issued $4,000,000 in convertible debentures (see note 3). Starting on November 1, 2009 these debentures may be converted into common shares at the option of the holder. The conversion price is fixed at $0.70 per share and could result in an additional 5,714,286 common shares. These shares have been excluded from the diluted loss per share since inclusion would have been anti-dilutive.

Cash and cash equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of commercial paper and money market accounts at December 31, 2008 and 2007.

Investments

The Company considers all investments that are not considered cash equivalents and with a maturity of less than one year from the balance sheet date to be short-term investments. The Company considers all investments with a maturity of greater than one year to be long-term investments except for auction-rate securities as discussed below. All investments are considered as held-to-maturity and are carried at amortized cost, as the Company has both the positive intent and ability to hold them to maturity. The Company invests in a variety of instruments such as commercial paper, US Government securities and corporate securities with an effective maturity of less than one year. In 2007, some of the Company's investments were in auction-rate securities (ARS) that are held as investments available for sale. Auction rate securities are instruments with long-term underlying maturities, but for which an auction is conducted periodically, as specified, to reset the interest rate and allow investors to buy or sell the instruments. Because auctions generally occur more often than annually, and because the Company holds these instruments in order to meet short-term liquidity needs, the auction rate securities are classified as short-term investments in the Consolidated Balance Sheet. Interest income includes interest, amortization of investment purchases premiums and discounts, and realized gains and losses on sales of securities. Realized gains and losses on sales of investment securities are determined based on the specific identification method. The Consolidated Statement of Cash Flows reflects the gross amount of the purchases of short term investments and the proceeds from maturities of short term securities and sales of auction rate securities.

Realized gains and losses on sales of investment securities are determined based on the specific identification method.

The table below does not show any short term investments at December 31, 2008 as all the Company's investments were in cash and cash equivalents.

		2007
Securities greater than 90 days	$	1,036,568
Auction Rate Securities	$	2,650,000
Total Short Term Investments	$	3,686,568

Revenue recognition

The Company's policy with respect to license fees is to recognize revenue when all performance obligations are completed. The Company had no product sales revenue during 2008, 2007, or 2006 and does not expect product sale revenues for the next few years and may never have such sales if products currently under development fail to be commercialized.

Research and development costs

All research and development costs are expensed when incurred. The Company accounts for reimbursements of research and development costs as a reduction of research and development expenses as the underlying expenses are incurred.

Research and development grants receivable

As of December 31, 2007 research and development grant receivable consist of grants for research and development relating to certain projects. Research and development grants are recognized as a reduction of research and development expenses.

Restricted cash

The Company has a lease agreement for the premises it occupies in New Jersey. The lease agreement expires in December 2009. The lease agreement was secured by a letter of credit of $65,031 which was released and included in our cash and cash equivalent balances in 2008. This amount was included in restricted cash at December 31, 2007.

A deposit of $38,998, relating to Pharmos Ltd., was included in restricted cash at December 31, 2008.

Fixed assets

Fixed assets are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. The Company uses the following estimated useful lives:

Laboratory, pilot plant and other equipment	7 years to 14 years
Leasehold improvements	5 years to 14 years
Office furniture and fixtures	3 years to 17 years
Computer equipment	3 years to 4 years
Vehicles	5 years to 7 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated lives of the related assets. Maintenance and repairs are expensed as incurred.

Long-lived assets

The Company periodically evaluates potential impairments of its long-lived assets. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more indicators of impairment, the Company evaluates the projected undiscounted cash flows related to the assets and other factors. If these cash flows are less than the carrying value of the assets, the Company measures the impairment using discounted cash flows or other methods of determining fair value.

Severance pay

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. At December 31, 2008, the Company no longer has any employees in Israel. All Israel severance pay obligations have been settled as of December 31, 2008 with the corresponding reduction of the value of these policies and the related severance liability.

Severance expenses in Israel for the years ended December 31, 2008, 2007 and 2006 amounted to $51,102, $267,879, and $396,826, respectively and have been included in the appropriate R&D and G&A expense categories.

Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities, if any, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Company adopted, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Pharmos conducts business in the US and Israel and, as a result, files US, New Jersey and Israeli income tax returns. In the normal course of business the Company is subject to examination by taxing authorities. At present, there are no ongoing audits or unresolved disputes with the various tax authorities that the Company files with. Given the Company's substantial net operating loss carryforwards ("NOLs", which are subject to a full valuation allowance) as well as the historical operating losses, the adoption of FIN 48 on January 1, 2007 did not have any effect on our financial position, results of operations or cash flows.

Foreign exchange

The Company's foreign operations are principally conducted in U.S. dollars. Any transactions or balances in currencies other than U.S. dollars are remeasured and any resultant gains and losses are included in other income (expense). To date, such gains and losses have been insignificant.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short term investments. The Company maintains most of its cash balances in accounts that exceed federally insured limits. The Company has not experienced any losses to date resulting from this practice.

Fair value of financial instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, investments, other receivables, other assets, accounts payable and accrued liabilities, approximate fair value due to their short term maturities.

Share based compensation

The Company has stock-based compensation plans under which employees and outside directors receive stock options and other equity-based awards. The plans provide for the granting of stock options, restricted stock awards, and other stock unit awards. The maximum number of shares of Common Stock available for issuance under the 2000 Plan, as amended, is 4,700,000 shares. At December 31, 2008, awards relating to 2,737,106 shares were outstanding. Pharmos stock options are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of the grant, generally have 10 year terms, and vest no later than four years from the date of grant.

Under the terms of the Pharmos Employee Stock Purchase Plan (ESPP), all full-time and part-time employees of the Company who have completed a minimum of 6 months of employment are eligible to participate. The price of the Common Stock is calculated at 85% of the lower of either the mean between the highest and lowest prices at which Pharmos common stock trades on the first business day of the month, or the mean between the highest and lowest trading prices on the day of exercise (the last day of the month). A participant can purchase shares not to exceed 10% of one's annualized base pay; $25,000; or 5% or more of shares outstanding. The total number of shares reserved for issuance under the 2001 Plan is 100,000 shares. During the years ended December 31, 2008 & 2007, no shares were purchased under the ESPP and 87,440 shares remain for issuance under the 2001 Plan.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), which establishes the financial accounting and reporting standards for stock-based compensation plans. SFAS 123R requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including employee stock options and restricted stock units, and employee stock purchases related to the ESPP. Under the provisions of SFAS 123R, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period of the entire award (generally the vesting period of the award). The Company has elected to expense these awards on a straight line basis over the life of the awards. As a result of adopting SFAS 123R, the Company's net loss before income taxes and net loss for the years ended December 31,2008, 2007 and 2006 were $230,110, $1,076,606 and $939,500 more than if the Company had continued to account for stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related interpretations. Basic and diluted net loss per share for the years ended December 31, 2008, 2007 and 2006 of $(0.39), $(0.61) and $(1.74) are $0.01, $0.04 and $0.05 more as a result of adopting SFAS 123R.

The Company elected to use the modified prospective transition method as permitted by SFAS 123R and, therefore, financial results for prior periods have not been restated. Under this transition method, stock-based compensation expense for the years ended December 31, 2008, 2007 and 2006 include expense for all equity awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123,") as amended by SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure." Compensation expense for all stock-based compensation awards granted subsequent to January 1, 2006 was based on the grant-date fair value determined in accordance with the provisions of SFAS 123R. During the years ended December 31, 2008, 2007 and 2006, the Company recognized compensation expense of $230,110, $1,076,606 and $939,500 for stock options which were recognized in the Consolidated Statement of Operations. As of December 31, 2008 the total compensation costs related to non-vested awards not yet recognized is $191,000 which will be recognized over the next three and one-quarter years.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is expected to increase the consistency of those measurements. Accordingly, SFAS 157 does not require any new fair value measurements. However, for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards "(FAS) No. 159", "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115" "(FAS No. 159)", which is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements.

On June 27, 2007, the FASB reached a final consensus on Emerging Issues Task Force Issue 07-3, "Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-03"). Currently, under FASB Statement No. 2, "Accounting for Research and Development Costs", nonrefundable advance payments for future research and development activities for materials, equipment, facilities, and purchased intangible assets that have no alternative future use are expensed as incurred. EITF 07-03 addresses whether such non-refundable advance payments for goods or services that have no alternative future use and that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. The consensus reached by the FASB requires companies involved in research and development activities to capitalize such non-refundable advance payments for goods and services pursuant to an executory contractual arrangement because the right to receive those services in the future represents a probable future economic benefit. Those advance payments will be capitalized until the goods have been delivered or the related services have been performed. Entities will be required to evaluate whether they expect the goods or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment will be charged to expense. The Company adopted EITF 07-03 on January 1, 2008. At December 31, 2008 there was $519,000 in capitalized prepayments.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable users of the financial statements to better understand the effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the impact of adopting SFAS 161 on our financial statements.

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by the Company in the first quarter of its year ending December 31, 2009. The Company is currently evaluating the impact that FSP APB 14-1 will have on its financial statements.

5. Acquisition of Vela Pharmaceuticals, Inc.

In March 2006, the Company announced an agreement to acquire Vela Pharmaceuticals, Inc. ("Vela"), which has a Phase II product candidate, dextofisopam, in development to treat irritable bowel syndrome. The Company is dedicating substantial resources to complete clinical development of this product candidate. The Vela acquisition also includes additional compounds in preclinical and/or clinical development for neuropathic pain, inflammation and sexual dysfunction. The final merger agreement, as amended, was announced on September 5, 2006 and approved by the Company's shareholders on October 25, 2006.

Under the amended Merger Agreement, the Company issued 6.5 million shares of common stock and paid $6 million to Vela shareholders at closing. Pharmos also agreed to reimburse Vela for $679,000 of operating expenses from July 1, 2006 through closing. The amended Merger Agreement also includes additional performance-based milestone payments to the Vela stockholders related to the development of dextofisopam, aggregating up to an additional $8 million in cash and the issuance of up to an additional 13,500,000 shares of Pharmos common stock. In the event that such shares or payments are issued or funded in future periods, a determination will then be made as to whether the values are to be written off as in - process research and development and charged to results of operations; such future charge could be material. None of the conditions requiring issuance of these contingent shares or funding these payments were met at December 31, 2008 except for a $1.0 million milestone payment made by Pharmos due upon the study's commencement.

The remaining milestones are as follows:

- $1 million cash + 2 million shares of Pharmos common stock: Final patient enrolled in Phase 2b trial (1)
- $2 million cash + 2.25 million shares: Successful completion of Phase 2b(1)
- $2 million + 2 million shares: NDA submission
- $2 million cash +2.25 million shares: FDA approval
- 1 million shares: Approval to market in Europe or Japan
- 4 million shares: $100 million sales of dextofisopam, when and if approved, in any 12-month period

(1) The above milestones have been amended and deferred as a condition of the convertible debentures issued January 3, 2008. If the respective milestone is achieved, payment of these milestones will be deferred until such time as 1) the Company has successfully entered into a strategic collaboration or licensing agreement with a third party for the development of dextofisopam resulting in an upfront cash fee or at least $10 million, and 2) payment of one or both of the cash milestones would still leave the Company with at least one year's operating cash. Additionally, the Vela acquisition agreement has been amended to defer the equity milestones issuable to the Vela shareholders related to such Phase 2b events until November 1, 2009 at the earliest.

In addition, the Company's additional paid in capital was reduced by $32,007 for registration costs related to the issuance of the common shares issued to Vela's shareholders.

The combined value of the acquisition purchase price was approximately $19.7 million, plus direct expenses. The fair value ascribed to the 6.5 million shares of Company common stock ($13 million) was determined using the closing price of Pharmos common stock on October 25, 2006, which was the shareholder approval date of the acquisition.

The purchase price is as follows (in thousands):

Fair value of Pharmos shares issued at closing	$	13,000
Cash and advances paid		6,679
		19,679
Transaction costs incurred by Pharmos		1,422
Purchase price	$	21,101

The purchase price has been allocated based on a valuation of Vela's tangible and intangible assets and liabilities and their following fair values (in thousands):

Proceeds receivable from sale of New Jersey State net operating losses	$	493
In-process research and development		20,608
Total	$	21,101

A substantial portion of the purchase price was considered to represent in-process research and development ("IPR&D) costs as the products have not, at the acquisition date, reached technological feasibility and do not have an alternate future use. Accordingly, such value was written off as a charge to operations for the quarter and year ended December 31, 2006. The value of the IPR&D charge was determined based on a discounted forecast of the estimated net future cash flows for each project, adjusted for the estimated probability of technical success and regulatory approvals. The discount rate applied was 23%.

The Company's 2006 consolidated statement of operations includes the results of operations from Vela from October 26, 2006 forward. The following table presents unaudited pro forma consolidated results of operations for Pharmos for the year ended December 31, 2006 as though the Vela acquisition was completed as of the beginning of the year.

		December 31, 2006
Net loss attributable to common shareholders	$	(37,760,577)
Net loss per share attributable to common shareholders:		
Basic and diluted	$	(1.48)
Weighted average shares outstanding		25,565,783

6. Fixed Assets

Fixed assets consist of the following:

	December 31,			
		2008		2007
Laboratory, pilot plant and other equipment	$	-	$	2,727,055
Leasehold improvements		158,023		839,713
Office furniture and fixtures		87,229		288,965
Computer equipment		234,538		822,835
		479,790		4,678,568
Less - Accumulated depreciation		(470,098)		(4,254,110)
Fixed Assets, net	$	9,692	$	424,458

Depreciation of fixed assets was $106,236, $235,134, and $314,769 in 2008, 2007 and 2006, respectively.

7. Grants for Research and Development

During 2008, 2007 and 2006, gross research and development costs amounted to $9,028,705, $11,457,566, and $8,956,821, respectively.

The Company has entered into agreements with the State of Israel, which provide for grants for research and development relating to certain projects. Amounts received pursuant to these agreements have been reflected as a reduction of research and development expense. Such reductions amounted to $0, $812,042 and $1,445,513 during 2008, 2007 and 2006, respectively. The agreements with agencies of the State of Israel place certain legal restrictions on the transfer of the technology and manufacture of resulting products outside Israel. The Company will be required to pay royalties, at rates ranging from 3% to 5%, to such agencies from the sale of products, if any, developed as a result of the research activities carried out with the grant funds up to the amount received and interest.

As of December 31, 2008, the total amounts received under such grants amounted to $17,897,830. Aggregate future royalty payments related to sales of products developed, if any, as a result of these grants are limited to $16,408,890, exclusive of interest, based on grants received through December 31, 2008.

The Company signed an agreement with Consortium Magnet to develop a supply of water-soluble prodrugs of lipophilic compounds that improve their bioavailability and biopharmaceutical properties. Under such agreement the Company is entitled to a non-refundable grant amounting to approximately 60% of actual research and development and equipment expenditures on approved projects. No royalty obligations are required within the framework. As of December 31, 2006, the Company received cumulative grants totaling $546,609 for this program. On December 31, 2006, the OCS closed the magnet program.

8. Shareholders Equity Transactions

2008 Transactions

During the first quarter of 2008, the Company incurred a non-cash charge of $56,250 for the award of 28,572 shares of common stock each to three departing board members in recognition for their service and 75,000 shares of common stock awarded to the President/CFO as part of his annual bonus. These shares were valued at their fair market value on the date of the awards.

In the third quarter of 2008, the Company elected to pay the interest on its 10% Convertible Debentures due November 2012 incurred through the first interest payment date, July 15, 2008, in common stock and received waivers from three of the four holders of the convertible debentures to pay the interest in common stock notwithstanding the absence of a registration statement. The dollar amount of interest incurred from January 3, 2008 (the debenture inception) to July 14, 2008 to be paid in stock amounted to $159,602 which, converted at $0.358 per share, resulted in an aggregate of 445,815 shares issued to the debenture holders who agreed to receive interest in the form of common stock. In addition, the Company made a cash interest payment of $53,201 to the fourth debenture holder.

During 2008, 2007 and 2006, there were no shares of common stock issued pursuant to the Pharmos Corporation 2001 Employee Stock Purchase Plan. All full-time and part-time employees of the Company who have completed a minimum of 6 months of employment are eligible to participate. The price of the Common Stock is calculated at 85% of the lower of either the mean between the highest and lowest prices at which Pharmos common stock trades on the first business day of the month, or the mean between the highest and lowest trading prices on the day of exercise (the last day of the month). A participant can purchase shares not to exceed 10% of one's annualized base pay; $25,000; or 5% or more of shares outstanding. The total number of shares reserved for issuance under the 2001 Plan is 100,000 shares. As of December 31, 2008, there were 87,440 shares remaining for issuance under the 2001 Plan.

For the year ended December 31, 2008, there were no options exercised under the Company's Stock Option Plans. For the year ended December 31, 2008, the Company incurred a non-cash charge of $230,110 for stock options to employees and directors.

As of December 31, 2008, the Company had reserved 2,737,106 common stock shares for outstanding stock options. There were no outstanding warrants as of December 31, 2008.

2007 Transactions

On March 31, 2007, 37,975 shares were issued to an executive officer for shares which vested, according to the terms of his Retention Award Agreement and his severance agreement.

For the year ended December 31, 2007, there were no options exercised under the Company's Stock Option Plans. For the year ended December 31, 2007, the Company incurred a non-cash charge of $1,076,606 for stock options to employees and directors.

As of December 31, 2007, the Company had reserved 2,420,386 for outstanding stock options and 297,739 for outstanding warrants.

2006 Transactions

On October 25, 2006 Pharmos issued 6,500,000 shares of its common stock to Vela's shareholders in conjunction with the acquisition of Vela.

For the year ended December 31, 2006, there were no options exercised under the Company's Stock Option Plans. For the year ended December 31, 2006, the Company incurred a non-cash charge of $939,500 for issuing stock options to employees.

As of December 31, 2006, the Company had reserved 1,987,914 for outstanding stock options and 424,769 for outstanding warrants.

9. Warrants

Some of the warrants issued in connection with various equity financing and related transactions contain anti-dilution provisions requiring adjustment. The following table summarizes the common shares issuable upon exercise of warrants outstanding as adjusted for the events which have triggered anti-dilution provisions contained in the respective warrant agreements

	Warrants	Weighted Average Exercise Price
Warrants Outstanding at 12/31/05	1,176,310	$ 9.05
Cancelled	(751,541)	$ 2.04
Warrants Outstanding at 12/31/06	424,769	$ 7.02
Cancelled	(127,030)	$ 7.10
Warrants Outstanding at 12/31/07	297,739	$ 6.99
Cancelled	(297,739)	$ 7.10
Warrants Outstanding at 12/31/08	-	-
Warrants Exercisable at 12/31/08	-	$ 0.00
Warrants Exercisable at 12/31/07	297,739	$ 6.99
Warrants Exercisable at 12/31/06	424,769	$ 7.02

10. Stock Option Plans

The Company's shareholders have approved incentive stock option plans for officers and employees. The Company's shareholders have approved nonqualified stock options for key employees, directors and certain non-employee consultants. Options granted are generally exercisable over a specified period, not less than one year from the date of grant, generally expire ten years from the date of grant and vest evenly over four years.

A summary of the various established stock options plans are as follows:

1997 Plan and 2000 Plan. The 1997 Plan was and the 2000 Plan is administered by a committee appointed by the Board of Directors (the "Compensation Committee"). The Compensation Committee will designate the persons to receive options, the number of shares subject to the options and the terms of the options, including the option price and the duration of each option, subject to certain limitations.

The maximum number of shares of Common Stock available for issuance under the 1997 Plan was 300,000 shares, as amended, and under the 2000 Plan is 4,700,000 shares, as amended. Each plan is subject to adjustment in the event of stock splits, stock dividends, mergers, consolidations and the like. Common Stock subject to options granted under the 1997 Plan and the 2000 Plan that expire or terminate will again be available for options to be issued under each Plan.

All stock option grants during 2008 were made from the Pharmos Corporation 2000 Incentive and Non-Qualified Stock Option Plan.

The following table summarizes activity in stock options approved by the Company's Board of Directors:

	Option	Weighted Average Exercise Price
Options Outstanding at 12/31/05	1,198,299	$ 8.63
Granted	881,000	$ 2.09
Cancelled	(154,677)	$ 8.82
Options Outstanding at 12/31/06	1,924,622	$ 5.62
Granted	870,000	$ 1.70
Cancelled	(374,236)	$ 7.06
Options Outstanding at 12/31/07	**2,420,386**	$ 3.99
Granted	854,000	$ 0.36
Cancelled	(537,280)	$ 2.76
Options Outstanding at 12/31/08	**2,737,106**	$ 3.10
Options exercisable at 12/31/08	2,244,735	$ 3.63
Options exercisable at 12/31/07	1,606,763	$ 5.12
Options exercisable at 12/31/06	879,467	$ 9.62

Additional information with respect to the outstanding stock options as of December 31, 2008 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$0.35 - $0.39	751,000	8.4 years	$ 0.35	361,666	$ 0.36
$1.46 - $2.01	625,063	5.1 years	$ 1.78	522,936	$ 1.78
$2.15 - $3.95	1,020,588	5.8 years	$ 2.41	1,019,678	$ 2.41
$5.10 - $8.75	83,467	3.3 years	$ 5.33	83,467	$ 5.33
$9.38 - $21.20	256,988	3.7 years	$ 16.30	256,988	$ 16.30
	2,737,106	6.1 years	$ 3.10	2,244,735	$ 3.63

On September 6, 2004, the Board of Directors approved the Retention Award Agreements and Pharmos entered into Retention Award Agreements with each of Dr. Haim Aviv, Chairman and Chief Executive Officer, and Dr. Gad Riesenfeld, its then President and Chief Operating Officer. The Company granted retention awards of 75,949 restricted stock units to Dr. Aviv and 50,633 shares of restricted stock to Dr. Riesenfeld (the Awards). Under the agreement, one-half of the Awards vested on December 31, 2005 and the balance shall vest and become non-forfeitable on June 30, 2007, subject to certain accelerated vesting provisions. Under the terms of Dr. Riesenfeld's severance agreement, the balance of his Awards vested on his departure from the Company on April 2, 2006 and the expense of those awards was accelerated on April 2, 2006. Under the terms of Dr. Aviv's severance agreement, the balance of his Awards vested on his departure from the Company on March 31, 2007 and the expense of those awards was accelerated at March 31, 2007. The fair value of the restricted shares was based on the fair value of the stock on the issuance date. The Awards of restricted stock are not included in the above stock option table.

Fair value of options:

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions:

	2008	2007	2006
Risk-free interest rate	2.48-3.30%	4.20-4.75%	4.35-4.69%
Expected lives (in years)	5.2	6.16	5
Dividend yield	0 %	0 %	0 %
Expected volatility	80 -83 %	79 -80 %	80 -84 %
Fair value	$0.36	$1.28	$1.60

Expected Volatility. The Company calculates the expected volatility of its stock options using historical volatility of weekly stock prices.

Expected Term. The expected term is based on historical observations of employee exercise patterns during the Company's history.

Risk-Free Interest Rate. The interest rate used in valuing awards is based on the yield at the time of grant of a U.S. Treasury security with an equivalent remaining term.

Dividend Yield. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus has assumed a 0% dividend yield.

Pre-Vesting Forfeitures. Estimates of pre-vesting option forfeitures are based on Company experience. The Company will adjust its estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

During the years ended December 31, 2008, 2007 and 2006, employees and outside directors of the Company were granted stock options under the Pharmos 2000 Stock Option Plan in the amount of 854,000 or a fair value of $303,300, 870,000 or a fair value of $1,117,347, and 881,000 options, or a fair value of $1,412,443, respectively. The fair value of options that vested during the years ended December 31, 2008, 2007 and 2006, without considering forfeitures, was $232,435, $1,018,539and $1,046,956, respectively.

11. Related Parties

CEO Retirement Agreement. Pursuant to the retirement agreement with the Company, the Chairman and former CEO acquired his corporate automobile on June 30, 2007 for $31,008. The automobile's fair market value as of June 2007 was $64,599 and its depreciated cost as of the June 30, 2007 was $68,278. The discounted benefit of $33,591 was included in general and administrative expenses in 2007.

12. Income Taxes

For 2008, 2007 and 2006, the Company has not recorded a tax benefit on the operating losses generated by U.S and Israeli operations. After an assessment of all available evidence, including historical and forecasted operating results, management has concluded that realization of the Company's net operating loss carryforwards ("NOLs"), which includes Vela's historical NOLs and research tax credits generated through the acquisition date, and other deferred tax assets could not be considered more likely than not. Based on this assessment, the Company has increased the valuation allowance established on deferred tax assets by approximately $4,197,000, $3,177,000, and $32,279,000 in 2008, 2007 and 2006, respectively. A substantial portion of the increase in the December 31, 2006 valuation allowance related to the acquired NOLs and tax credits of Vela.

In 2008, 2007, and 2006, the Company sold $15,290,510, $12,136,911 and $7,781,267, respectively, of its State Net Operating Loss carryforwards under the State of New Jersey's Technology Business Tax Certificate Transfer Program (the "Program"). The Program allows qualified technology and biotechnology businesses in New Jersey to sell unused amounts of net operating loss carryforwards and defined research and development tax credits for cash. The proceeds from the sale in 2008, 2007, and 2006, net of commissions, were $1,204,126, $955,782 and $612,775, respectively, and such amounts were recorded as a tax benefit in the accompanying statements of operations. In December 2006, the Company received $493,000 related to the sale of Vela net operating losses. In accounting for the Vela acquisition, such amount was allocated to the purchase price and, accordingly, is not reflected in the accompanying 2006 statement of operations. The State renews the Program annually and currently limits the aggregate proceeds to $60,000,000. We cannot be certain if we will be able to sell any of our remaining or future New Jersey loss carryforwards or tax credits under the Program.

For 2008, 2007 and 2006, the Company's recorded tax benefit differs from the benefit calculated by applying the statutory U.S. federal income tax rate due to the valuation allowances established on deferred tax assets in those periods and non-deductible charges offset by the aforementioned tax benefits from the sale of New Jersey NOLs.

At December 31, 2008 and 2007, the Company's deferred tax assets are comprised of the following:

		2008		2007 (1)
Domestic NOLs	$	79,876,000	$	75,906,000
Israeli NOLs		827,000		877,000
Research and Development Credit Carryforwards		6,990,000		6,831,000
Accrued expenses, compensation and other		1,322,000		1,204,000
Net Deferred Tax Assets		89,015,000		84,818,000
Valuation allowance		(89,015,000)		(84,818,000)
	$	-	$	-

(1) Certain reclassifications have been made in the prior period.

At December 31, 2008 the Company had net operating losses of approximately $217 million and $102 million for U.S and New Jersey tax return purposes, respectively. Of these amounts, approximately $60 million and $42 million, respectively, relate to Vela's results of operations prior to the acquisition. Management believes that Vela's State of New Jersey NOL will not qualify to be available for sale under the Program. Net operating losses for Israel tax return purposes approximated $3 million at December 31, 2008 and the Company has curtailed its operations in Israel. As a result of previous business combinations and changes in its ownership, there is a substantial amount of U.S. NOLs that may be subject to annual limitations on utilization. The remaining U.S. NOLs begin to expire in 2013 and continue to expire through 2028.

The Vela acquisition has been regarded as a tax free reorganization, although no assurances can be given to this treatment, within the meaning of Section 368(a) of the Internal Revenue Code.

13. Commitments and Contingencies

Leases

The Company leases research and office facilities in Israel and New Jersey. The facilities in Israel were used in the operation of the Company's research and development activities.

All of the leases described above call for base rentals, payment of certain building maintenance costs (where applicable) and future increases based on the consumer price indices.

At December 31, 2008, the future gross minimum lease commitments with respect to non-cancelable operating leases (including office and equipment leases) with initial terms in excess of one year are as follows:

		Lease Commitments
2009	$	232,654
2010		2,745
2011		-
2012		-
2013		-
	$	235,399

Rent expense during 2008, 2007 and 2006 amounted to $252,469, $447,316, and $623,165, respectively. In 2008, 2007 and 2006, rent expense is net of sublease income of $140,347, $100,713, and $128,850, respectively. A sublease agreement expired on March 31, 2007 and was at an annual rate of $97,630. A second sublease entered into March 2006 is for $37,466 annually and expires on December 2009. The Israel facility entered into a sub-lease agreement for a portion of the leased space in 2007.

Previously, Pharmos also leased facilities used in the operation of its research, development and administrative activities in Rehovot, Israel. The Rehovot lease was terminated effective January 31, 2009 through the exercise of an early termination clause in the lease. However, the landlord has contested that proper notice was given and the matter is scheduled to be settled in court. If unsuccessful the lease obligations continue to January 31, 2011 aggregating $350,121. No provision has been included in the financial statements in respect to this matter and the amount is not reflected in the above lease commitments table.

Consulting contracts and employment agreements

In the normal course of business, the Company enters into annual employment and consulting contracts with various employees and consultants.

Dividend restrictions

Dividends may be paid by the Company's subsidiary, Pharmos Limited, only out of retained earnings as determined for Israeli statutory purposes. There are no retained earnings in Israel available for distribution as dividends as of December 31, 2008, 2007 or 2006.

14. Employee Benefit Plans

The Company has a 401-K defined contribution profit-sharing plan covering its' U.S. employees. Contributions to the plan are based on employer contributions as determined by the Company and allowable discretionary contributions, as determined by the Company's Board of Directors, subject to certain limitations. Contributions by the Company to this plan amounted to $19,075, $39,204, and $46,080 in 2008, 2007 and 2006, respectively.

Pharmos Ltd. participated in various contribution severance plans and makes regular deposits with pension funds or insurance companies to allow some severance rights to most of its employees. The custody and management of the amounts so deposited are independent of the Company. The Company is required by Israeli labor laws to pay upon dismissal or retirement each employee one month of salary for each year of service. The Company generally funds this liability by purchasing insurance policies directly in the name of each employee. At December 31, 2008, the Company no longer has any employees in Israel. All Israel severance pay obligations have been settled as of December 31, 2008 with the corresponding reduction of the value of these policies and the related severance liability.

15. Segment and Geographic Information

The Company is active in one business segment: designing, developing, selling and marketing pharmaceutical products. The Company maintained development operations in the United States and Israel with the Israel locations activities terminated effective October 31, 2008. Certain assets and liabilities were maintained at the Israel location at December 31, 2008. The Company's administration operations are maintained in the United States. The Company's chief operating decision makers use measurements aggregated at the entity-wide level to manage the business. Reflected in the amounts below are intercompany billings from Israel to the United States for research and development activity.

Geographic information for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Net loss			
United States	$ (10,286,538)	$ (15,553,864)	$ (34,848,770)
Israel	197,132	(71,961)	(288,199)
	$ (10,089,406)	$ (15,625,825)	$ (35,136,969)
Total assets			
United States	$ 5,417,338	$ 10,827,747	$ 25,245,098
Israel	554,826	1,547,212	3,148,240
	$ 5,972,164	$ 12,374,959	$ 28,393,338
Long lived assets, net			
United States	$ 9,692	$ 18,280	$ 38,368
Israel	-	406,178	555,089
	$ 9,692	$ 424,458	$ 593,457
Capital expenditures, net			
United States	$ 1,730	$ 9,100	$ 1,155
Israel	-	167,492	164,211
	$ 1,730	$ 176,592	$ 165,366

16. Quarterly Information (Unaudited)

Year ended December 31, 2008	**1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
Operating Expenses	$ 3,609,710	$ 2,613,967	$ 2,760,493	$ 2,116,014
Loss from Operations	(3,609,710)	(2,613,967)	(2,760,493)	(2,116,014)
Other income (loss)	14,827	(53,591)	(83,859)	(70,725)
Net loss1	$ (3,594,883)	$ (2,667,558)	$ (2,844,352)	$ (982,613)
Net loss per share - basic and diluted*	$ (.14)	$ (.10)	$ (.11)	$ (.04)

Year ended Year ended December 31, 2007	**1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
Operating Expenses	$ 5,100,362	$ 4,877,224	$ 3,732,191	$ 3,869,482
Loss from Operations	(5,100,362)	(4,877,224)	(3,732,191)	(3,869,482)
Other income	347,267	239,821	193,636	216,928
Net loss 1	$ (4,753,095)	$ (4,637,403)	$ (3,538,555)	$ (2,696,772)
Net loss per share - basic and diluted*	$ (.19)	$ (.18)	$ (.14)	$ (.11)

*The addition of earnings (loss) per share by quarter may not equal total earnings (loss) per share for the year.

1. Includes the sale of the NJ Net Operating Losses in the fourth quarters of 2008 and 2007 of $1,204,126, and $955,782, respectively.

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Management Team

Robert F. Johnston
Executive Chairman

S. Colin Neill
President, Chief Financial Officer,
Secretary and Treasurer

Board of Directors

Robert F. Johnston
Executive Chairman of the Board
President, Johnston Associates, Inc.

Srinivas Akkaraju, M.D., Ph.D.
Managing Director, New Leaf Venture Partners

Anthony B. Evnin, Ph.D.
General Partner, Venrock Associates

Charles W. Newhall, III
Co-Founder and General Partner, New Enterprise Associates

Corporate Headquarters
Pharmos Corporation
99 Wood Avenue South, Suite 311
Iselin, NJ 08830
USA
T: 732-452-9556
F: 732-452-9557

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Counsel
Eilenberg & Krause LLP
11 East 44th Street
New York, NY 10017

Independent Accountants
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

Investor Relations
Additional copies of this Annual Report are available without charge, along with ancillary company materials for investment purposes, upon request to:
Pharmos Corporation
99 Wood Avenue South
Suite 311
Iselin, NJ 08830
732-452-9556
info@pharmos-us.com

Web Site
www.pharmoscorp.com

PHARMOS

Pharmos Corporation
99 Wood Avenue South
Suite 311
Iselin, NJ 08830
732-452-9556